As filed with the Securities and Exchange Commission on April [ ], 2017

Registration No. 333-216975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Antero Resources Midstream Management LLC
to be converted as described herein into a limited partnership named

Antero Midstream GP LP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**4922**	**61-1748605**
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Glen C. Warren, Jr.
1615 Wynkoop Street
Denver, Colorado 80202
(303) 357-7310
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV	**David P. Oelman**
Ryan J. Maierson	**Julian J. Seiguer**
Latham & Watkins LLP	**Vinson & Elkins L.L.P.**
811 Main Street, Suite 3700	**1001 Fannin Street, Suite 2500**
Houston, Texas 77002	**Houston, Texas 77002**
(713) 546-5400	**(713) 758-2222**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered[(1)]	Proposed Maximum Offering Price Per Share[(2)]	Proposed Maximum Aggregate Offering Price[(1)(2)]	Amount of Registration Fee[(3)]
Common shares representing limited partner interests	42,819,149	$25.00	$1,070,478,725	$124,069

(1) Includes 5,585,106 common shares issuable upon the exercise of the underwriters' option to purchase additional common shares.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3) The Registrant previously paid $11,590 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Dated April [   ], 2017



37,234,043 Common Shares
Representing Limited Partner Interests

This is the initial public offering of our common shares representing limited partner interests. We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We expect the initial public offering price of our common shares to be between $22.00 and $25.00 per common share.

Before this offering, there has been no public market for our common shares. We have been approved to list our common shares on the New York Stock Exchange, subject to official notice of issuance, under the symbol "AMGP." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

We own the general partner of Antero Midstream Partners LP (NYSE: AM) ("Antero Midstream") and all of the incentive distribution rights ("IDRs") in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs. Antero Midstream is a publicly traded master limited partnership that owns, operates and develops midstream energy infrastructure primarily to service Antero Resources Corporation's (NYSE: AR) ("Antero Resources") rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio.

All of the common shares being sold in this offering are being offered by the selling shareholder. We will not receive any of the proceeds from this offering. Upon completion of this offering, the selling shareholder will own 148,936,170 of our common shares, or approximately 80.0% of our outstanding common shares.

Investing in our common shares involves risks. Please read "Risk Factors" beginning on page 30.

These risks include the following:

- Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on its IDRs.

- Our right to receive distributions paid by Antero Midstream on its IDRs may be limited or modified by our general partner without the consent of our shareholders, which may reduce cash distributions to you.

- Our shareholders will not elect or have the power to remove our general partner and will not vote in the election of our general partner's directors. Upon the completion of this offering and the reorganizational transactions described herein, certain of our existing owners (the "Sponsors") will own a sufficient number of our common shares to allow them to prevent the removal of our general partner.

- You will experience immediate and substantial dilution of $23.50 per common share in the net tangible book value of your common shares.

- Conflicts of interest may arise as a result of our organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources and other affiliated entities.

- The tax treatment of Antero Midstream depends on its status as a partnership for U.S. federal income tax purposes, as well as it not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat Antero Midstream as a corporation or Antero Midstream becomes subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to us.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discount[1]	$	$
Proceeds to the selling shareholder	$	$

(1)   We refer you to "Underwriting" beginning on page 237 of this prospectus for additional information regarding underwriting compensation.

The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 5,585,106 common shares on the same terms and conditions as set forth above if the underwriters sell more than 37,234,043 common shares in this offering. We will not receive any proceeds from any common shares to be sold by the selling shareholder upon any exercise of the underwriters' option to purchase additional common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about   , 2017.

Morgan Stanley		Barclays		J.P. Morgan

Baird	Citigroup	Goldman, Sachs & Co.	Wells Fargo Securities

Credit Suisse	Scotia Howard Weil	Tudor, Pickering, Holt & Co.	Evercore ISI	Raymond James

D.A. Davidson & Co.	Janney Montgomery Scott	Ladenburg Thalmann	MUFG

Prospectus dated   , 2017



Antero Midstream GP

Utica Shale
GUERNSEY
NOBLE
Ohio
BELMONT
MARSHALL
MONROE
OHIO
WASHINGTON
Marcellus Shale
WETZEL
Ohio River
TYLER
MARION
Third Party Gathering Dedication
HARRISON
DODDRIDGE
LEWIS
GILMER
West Virginia
Legend
Natural Gas Pipeline
Water Pipeline
Stonewall Pipeline
Compressor Station
Antero Clearwater Facility
Sherwood Processing Facility

Midstream Infrastructure (Currently In Service)	
Gathering Pipelines (Miles)	307
Compression Capacity (MMcf/d)	1,135
Condensate Pipelines (Miles)	19
Processing Plant (MMcf/d)	200
Fractionation Plant (Bbl/d)	20,000
Fresh Water Pipelines (Miles)	286
Fresh Water Impoundments	36
Antero Clearwater Facility (Bbl/d)[1]	60,000

Antero Midstream Historical Distributions

General Partner (IDRs)
Limited Partners
123% Growth
Distributions ($MM)
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$25.8
$27.3
$28.9
$36.7
$39.7
$43.3
$45.8
$52.7
$57.6
$0.3
$1.0
$1.9
$2.7
$4.8
$7.5
$36.4
$38.7
$41.4
$44.1
$47.9
$50.1
4Q14(2)
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16

1. The Antero Clearwater Facility is scheduled to be placed into service in the fourth quarter of 2017.
2. 4Q14 assumes minimum quarterly distribution of $0.17 per unit.

Hypothetical Annual Distributions Paid by AM to AMGP[(1)]

AMGP Cash Available For Distribution
AMGP Distribution Per Share
AMGP Distribution Per Share
AMGP Cash Available For Distribution ($MM)
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$250
$200
$150
$100
$50
$0
2016 AM Distribution (Annualized)
$0.00
$0.00
$0.04
$8
$0.22
$41
$0.44
$82
$0.73
$136
$1.10
$205
$0.62
$0.80
$1.03
$1.33
$1.71
$2.21
$2.85
Antero Midstream Distribution Per Unit

(1) This information is presented for illustrative purposes only and is not intended to be a prediction of our actual future performance.

other factors could cause Antero Resources', Antero Midstream's and our results to differ materially from those expressed in these publications.

Reserve Information

The estimates of Antero Resources' net proved, probable and possible reserves as of December 31, 2016 included in this prospectus are based on evaluations prepared by Antero Resources' internal reserve engineers, which have been audited by DeGolyer and MacNaughton, Antero Resources' independent reserve engineers, using SEC pricing and assuming ethane rejection.

Basis of Presentation

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Certain Assumptions and Terms Used in this Prospectus

Except as otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $23.50 per common share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common shares from the selling shareholder. All references in this prospectus to:

- "AMGP," "our," "we," "us" and like terms refer (i) when used in the present tense or prospectively, to Antero Midstream GP LP and its subsidiaries following the completion of the Reorganization and (ii) when used in a historical context, to our Predecessor;

- "AMP GP" refer to Antero Midstream Partners GP LLC, which will be the sole general partner of Antero Midstream following the completion of the Reorganization;

- "Antero Investment" or the "selling shareholder" refer to Antero Resources Investment LLC, whose members include certain members of our management, including our chief executive officer and our president, and which owns 100% of the membership interest in us immediately prior to this offering and will be liquidated in connection with the Reorganization;

- "Antero Midstream" refer to Antero Midstream Partners LP (NYSE: AM) and its subsidiaries collectively or, if the context requires, to Antero Midstream Partners LP individually;

- "Antero Resources" refer to Antero Resources Corporation (NYSE: AR) and its subsidiaries collectively or, if the context requires, to Antero Resources Corporation individually;

- "ARI Members" refer to the Sponsors and the other entities and individuals that collectively own 100% of the membership interest in Antero Investment immediately prior to its liquidation in connection with the Reorganization;

- our "common shares" refer to the common shares representing limited partner interests in us, and references to our "shareholders" refer to the persons holding such limited partner interests;

- our "general partner" or "AMGP GP" refer to AMGP GP LLC, our sole general partner;

- "IDRs" refer to the incentive distribution rights representing limited partner interests in Antero Midstream;

- "IDR LLC" refer to Antero IDR Holdings LLC, which owns all of the IDRs;

- "IDR LLC unit" refer collectively to the Series A Units and Series B Units;

- "Joint Venture" refer to the joint venture entered into on February 6, 2017 between Antero Midstream and MarkWest Energy Partners, L.P. ("MarkWest"), a wholly owned subsidiary of MPLX, LP ("MPLX"), to develop processing and fractionation assets in Appalachia;

- our "partnership agreement" refer to the Agreement of Limited Partnership of Antero Midstream GP LP in the form of Appendix A to this prospectus to be adopted in connection with the completion of this offering;

- our "Predecessor" refer to Antero Resources Midstream Management LLC, which is the sole general partner of Antero Midstream prior to the Reorganization;

- "Reorganization" refer to the reorganization transactions described in this prospectus under "Organizational Structure," which will be completed simultaneously with, or, in the case of the liquidation of Antero Investment, following the completion of this offering;

- "Series A Units" refer to the capital interests in IDR LLC designated as Series A Units;

- "Series B Holders" refer to the senior members of Antero Midstream's management team that hold Series B Units;

- "Series B Units" refer to the profits interests in IDR LLC designated as Series B Units;

- "Sponsors" refer to the entities and individuals that collectively own 100% of the membership interest in our general partner, including Warburg Pincus LLC ("Warburg"), certain funds affiliated with Yorktown Partners LLC, Paul M. Rady and Glen C. Warren, Jr.; and

- "Water Acquisition" refer to Antero Resources' contribution of (i) all of the outstanding limited liability company interests of Antero Water LLC ("Antero Water") to Antero Midstream and (ii) all of the assets, contracts, rights, permits and properties owned or leased by Antero Resources and used primarily in connection with the construction, ownership, operation, use or maintenance of the advanced wastewater treatment complex under construction in Doddridge County, West Virginia (the "Antero Clearwater Facility"), by Antero Treatment LLC ("Antero Treatment"), a wholly owned subsidiary of Antero Midstream.

Except as otherwise indicated, all discussions in this prospectus regarding ownership interests in us or IDR LLC assume no redemption of Series B Units held by the Series B Holders. In addition, except as otherwise indicated, all discussions in this prospectus regarding the completion of the Reorganization give effect to the liquidation of Antero Investment. Please see "Organizational Structure" for a description of the Reorganization and a diagram depicting our organizational structure immediately following the completion of this offering (assuming the underwriters' option to purchase additional common shares is not exercised) and the Reorganization, but prior to the liquidation of Antero Investment.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the historical financial statements and the related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $23.50 per common share (the midpoint of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common shares is not exercised.

For a definition of certain terms used in this prospectus, please read "Certain Assumptions and Terms Used in this Prospectus" beginning on page vi. In addition, we include a glossary of certain commonly used terms in the oil and natural gas industry used in this prospectus as Appendix B.

Antero Midstream GP LP

We are a Delaware limited partnership that will elect to be treated as a corporation for U.S. federal income tax purposes. We own the general partner of Antero Midstream Partners LP (NYSE: AM) ("Antero Midstream") and all of the incentive distribution rights ("IDRs") in Antero Midstream. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. Antero Midstream is a growth-oriented master limited partnership 59% owned by Antero Resources Corporation (NYSE: AR) ("Antero Resources") that was formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources' rapidly increasing production and completion activity in the Appalachian Basin's Marcellus Shale and Utica Shale located in West Virginia and Ohio. We believe that Antero Midstream's strategically located assets and integrated relationship with Antero Resources position it to be a leading Appalachian midstream provider across the midstream value chain. Through our ownership interest in Antero IDR Holdings LLC ("IDR LLC"), our subsidiary, we receive cash distributions from Antero Midstream on the IDRs. We expect these cash distributions to increase substantially over time as Antero Midstream executes its business strategy.

Antero Resources is the second largest natural gas and the largest NGL producer in Appalachia and the eighth largest natural gas producer in North America based on fourth quarter 2016 production volumes. Antero Resources holds over 616,000 net acres as of December 31, 2016 in the highly prolific southwestern core of the Marcellus Shale in northwest West Virginia and southwestern Pennsylvania and the core of the Utica Shale in southern Ohio. Antero Resources believes that the Marcellus and Utica Shales are two of the premier North American shale plays. Since January 2010, the combined natural gas production in the Marcellus and Utica Shales has increased by over 18 Bcf/d from 4 Bcf/d in 2010 to 22 Bcf/d in 2016 and currently represents over 30% of total U.S. natural gas production. Additionally, according to Wood Mackenzie, Marcellus and Utica Shale production is expected to grow to 37 Bcf/d by 2021, which would account for 40% of total expected U.S. natural gas production.

Since 2010, Antero Resources has drilled and completed 529 horizontal wells in the Marcellus Shale and 150 horizontal wells in the Utica Shale with a 100% drilling success rate. As of December 31, 2016, Antero Resources reported estimated net proved reserves of 15.4 Tcfe and its net proved, probable and possible ("3P") drilling inventory consisted of 3,630 identified potential horizontal well locations. Antero Resources' 2017 drilling and completion budget of $1.3 billion is expected to fund the completion of 170 wells, operating an average of seven drilling rigs, including four in the Marcellus Shale and three in the Utica Shale. For 2017, Antero Resources has publicly announced net daily production guidance of approximately 2.2 Bcfe/d, which represents an 85% compound annual growth rate since 2010. Antero

Resources is Antero Midstream's largest customer and accounted for substantially all of Antero Midstream's revenues for the year ended December 31, 2016.

Antero Midstream's assets consist of gathering pipelines, compressor stations, processing and fractionation plants and water handling and treatment infrastructure, through which Antero Midstream provides gathering, compression, processing, fractionation and integrated water services, including fresh water delivery services and other fluid handling services. These services are provided to Antero Resources under long-term, fixed-fee contracts, limiting Antero Midstream's direct exposure to commodity price volatility. As of December 31, 2016, all of Antero Resources' approximate 702,000 gross acres (616,000 net acres) are dedicated to Antero Midstream for gathering, compression and water services, except for approximately 173,000 gross acres subject to third-party gathering and compression commitments. Under its agreements with Antero Midstream, and subject to any pre-existing dedications or other third-party commitments, Antero Resources has dedicated to Antero Midstream all of its current and future acreage in West Virginia, Ohio and Pennsylvania for gathering and compression services and all of its acreage within defined services areas in West Virginia and Ohio for water services. Antero Midstream also has certain rights of first offer with respect to gathering, compression, processing and fractionation services and water services for acreage located outside of the existing dedicated areas. The gathering and compression and water services agreements each have a 20-year initial term and are subject to automatic annual renewal after the initial term. Additionally, in connection with Antero Midstream's entry into a joint venture with MarkWest Energy Partners, L.P., a wholly owned subsidiary of MPLX, LP, to develop processing and fractionation assets in Appalachia, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The processing and fractionation arrangements are underpinned by long-term agreements subject to automatic annual renewal after the initial term.

We own the IDRs in Antero Midstream through our interest in IDR LLC, which we control as the managing member. IDR LLC has issued all of its capital interests to us in the form of Series A Units and has issued Series B Units, representing profits interests that vest ratably over a three-year period, to certain senior members of Antero Midstream's management team. Through our interest in IDR LLC, we receive 100% of the first $7.5 million of quarterly cash distributions paid by Antero Midstream on the IDRs. The Series B Holders will receive up to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. Based on Antero Midstream's existing incentive distribution structure, the IDRs are entitled to receive increasing percentages of Antero Midstream's quarterly cash distributions to the extent those distributions exceed $0.1955 per unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. We in turn will pay our shareholders, on a quarterly basis, distributions equal to the cash distributions we receive on the IDRs, less distributions paid to or reserved for the Series B Holders, taxes and other expenses.

We believe that as Antero Midstream continues to execute on its business objective to consistently increase its distributions to its unitholders over time, Antero Midstream will in turn substantially increase its cash distributions on the IDRs. Since its initial public offering, Antero Midstream has grown its quarterly distribution 76% from its minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) for the quarter ended December 31, 2014 (the initial quarter for which Antero Midstream paid a quarterly cash distribution) to $0.30 per unit ($1.20 per unit on an annualized basis) for the quarter ended March 31, 2017. For 2017, Antero Midstream has publicly announced distribution growth guidance of 28% to 30% as compared to 2016. Antero Midstream's ability to consistently grow its cash distributions is driven by a combination of Antero Resources' production growth and Antero Midstream's accretive build-out of additional midstream infrastructure to service that production growth.

Based on Antero Midstream's quarterly distribution of $0.28 per unit for the fourth quarter of 2016 and the number of outstanding Antero Midstream units as of February 1, 2017, the record date for such distribution, Antero Midstream's aggregate quarterly cash distributions in respect of the IDRs were approximately $7.5 million for that quarter. The graph below illustrates the growth in Antero Midstream's historical quarterly distributions per unit and the aggregate distributions paid by Antero Midstream on all of its partnership interests, including the IDRs, during each of the periods presented.



(1)   Antero Midstream's historical distributions are not necessarily indicative of its ability to distribute similar amounts or continue to increase such distributions in the future. Please read "Risk Factors—Risks Related to Antero Midstream's Business" for a description of the risks that could cause Antero Midstream's future distributions to differ materially from its historical distributions.

(2)   Represents quarterly distributions per unit declared and paid since the completion of Antero Midstream's initial public offering on November 10, 2014 (the "Antero Midstream IPO"). On April 10, 2017, the board of directors of Antero Midstream's general partner declared a cash distribution of $0.30 per unit ($1.20 per unit annualized) for the first quarter of 2017. Please read "—Recent Developments—First Quarter 2017 Distribution Announcement for Antero Midstream."

(3)   Represents the aggregate quarterly cash value of distributions declared and paid on Antero Midstream's common and subordinated units and IDRs since the Antero Midstream IPO.

(4)   Antero Midstream paid a cash distribution of $0.0943 per unit for the partial quarter ended December 31, 2014, the quarter in which it completed the Antero Midstream IPO. This amount represented the prorated minimum quarterly distribution of $0.17 per unit, or $0.68 per unit on an annualized basis.

(5)   On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

The following graph presents the impact on aggregate cash available for distribution resulting from potential changes in Antero Midstream's 2016 annualized distribution of $1.03 per unit. The potential distribution increases presented are consistent with Antero Midstream's 2017 annual distribution growth guidance of 28% to 30%. This information is presented for illustrative purposes only and is not intended to be a prediction of our actual future performance.



Antero Midstream Hypothetical Distribution per Unit	$0.62	$0.80	$1.03	$ 1.33	$1.71	$2.21	$2.85
AMGP Hypothetical Distribution per Common Share[3] . .	$0.00	$0.00	$0.04	$ 0.22	$0.44	$0.73	$1.10
% Growth	NA%	NA%	NA%	422.6%	100.7%	66.0%	50.9%

(1) Amounts shown in the graph above represent our potential cash available for distribution assuming different hypothetical distributions by Antero Midstream on its outstanding common units. Per-unit amounts shown are based on 185,793,884 common units outstanding as of February 28, 2017. The issuance of additional common units by Antero Midstream, including common units issued from time to time under Antero Midstream's at-the-market equity offering program, may decrease cash distributions by Antero Midstream on its IDRs, which, in turn, would reduce our cash available for distribution.

(2) AMGP cash available for distribution based on total IDR distributions from Antero Midstream, less (i) distributions to be paid to or reserved for Series B Holders, (ii) general and administrative expenses and (iii) U.S. federal and state income taxes (assuming a 38% effective income tax rate).

(3) Represents our cash available for distribution, divided by an assumed 186,170,213 common shares outstanding.

As demonstrated in the graph above, we expect our cash available for distribution to grow at a multiple of the underlying rate of growth of Antero Midstream's distributions on its units. Accordingly, our primary business objective is to increase our cash available for distribution to our shareholders through Antero Midstream's execution of its business strategy. The impact of changes in Antero Midstream's per unit cash distribution levels on our cash available for distribution will vary depending on several factors, including the number of outstanding Antero Midstream common units on the record date for cash distributions. In addition, the level of our cash available for distribution is subject to risks associated with the underlying business of, and an investment in, Antero Midstream. Please read "Risk Factors—Risks

Related to Antero Midstream's Business." If one or more of these risks were to occur, Antero Midstream's cash available for distribution would decrease, which would decrease the distributions paid to IDR LLC and, in turn, the distributions IDR LLC pays to us. Please read "Risk Factors—Risks Inherent in an Investment in Us—A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs." Such a decrease would reduce our cash available for distribution and the distributions we pay our shareholders.

We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share. In general, distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Please read "—The Offering—Material U.S. Federal Income Tax Consequences."

The Appalachian Basin

The Appalachian Basin, the area in which Antero Midstream and Antero Resources are exclusively based, covers a broad area with current industry activity extending primarily through West Virginia, Ohio and Pennsylvania in the Marcellus and Utica Shales. This area is considered a highly attractive natural resource producing region with a long history of natural gas, NGL and oil production. Importantly, the Appalachian Basin is strategically located near the high energy demand markets in the northeast and midwest regions of the United States. According to Baker Hughes, over 50% of the horizontal drilling rigs targeting shale gas reservoirs in the United States were operating in Appalachia as of December 31, 2016. Since January 2010, the combined natural gas production in the Marcellus and Utica Shales has increased by over 18 Bcf/d to 22 Bcf/d in 2016, representing over 30% of total U.S. natural gas production. According to Wood Mackenzie, Marcellus and Utica Shale production is expected to grow to 37 Bcf/d by 2021, which would account for 40% of overall expected natural gas production in the U.S.

Marcellus Shale

The Devonian-aged Marcellus Shale is an unconventional reservoir that produces natural gas, NGL and oil and is the largest and most prolific unconventional natural gas reservoir in the U.S., producing nearly 25% of total U.S. natural gas supply in 2016. Antero Resources believes that the Marcellus Shale is a premier North American shale play due to its consistent and predictable geology, high well recoveries relative to drilling and completion costs and significant hydrocarbon resources in place, which collectively provide for attractive well economics. Antero Resources and other Marcellus Shale operators have continued to improve drilling and completion efficiencies by employing techniques such as multiple wells per pad, longer laterals, rotary steerable drilling, increasing concentrations of proppant and water and more efficient completion stage sequencing ("zipper fracs"), significantly increasing the level of economic inventory at current prices.

According to Wood Mackenzie, natural gas production in the Marcellus Shale grew by more than 1.3 Bcf/d in 2016 (approximately 8%) and is expected to grow further from 18.6 Bcf/d in 2017 to more than 29.3 Bcfe/d in 2021, representing a 58% increase. We believe that Antero Resources' and Antero Midstream's assets located in the southwestern core of the Marcellus Shale are among the most productive and economic areas of the play, distinguished by processed EURs above 2.0 Bcfe per 1,000-feet of lateral length (assuming ethane rejection) and low finding and development costs.

Utica Shale

The Ordovician-aged Utica Shale is an unconventional reservoir with productive limits covering a broad area primarily in West Virginia, Ohio and Pennsylvania. The richest and thickest concentration of organic-carbon content is present within the Point Pleasant Shale layer of the Lower Utica formation, which is Antero Resources' primary target in the Ohio Utica Shale. As is the case in the Marcellus Shale,

The following table sets forth selected Antero Midstream operating and financial data for the years ended December 31, 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Change
Operating Data:			
Gathering—low pressure (MMcf/d)	1,016	1,403	38%
Gathering—high pressure (MMcf/d)	1,186	1,316	11%
Compression (MMcf/d)	432	741	72%
Fresh water delivery (MBbl/d)	96	123	29%
Financial Data:			
Adjusted EBITDA ($MM)	$ 280	$ 404	45%
Distributable Cash Flow ($MM)	$ 192	$ 353	84%
Distributions ($MM)	$ 132	$ 200	52%
Distribution Coverage Ratio	1.45x	1.76x	21%

Recent Developments

Antero Midstream Preliminary First Quarter 2017 Results

On April [ ], 2017, Antero Midstream disclosed the following preliminary unaudited financial results for the three months ended March 31, 2017. The information presented below is based upon information available to Antero Midstream as of April [ ], 2017 and is not a comprehensive statement of Antero Midstream's financial results. These are preliminary non-reviewed unaudited financial results. Antero Midstream's completed results to be reported for the three months ended March 31, 2017 may differ materially from this preliminary data. During the course of the preparation of Antero Midstream's combined consolidated financial statements and related notes to be included in Antero Midstream's Quarterly Report on Form 10-Q for the three months ended March 31, 2017, additional adjustments to the preliminary financial information presented below may be identified. Any such adjustments may be material.

Based on preliminary analysis of the financial results for the three months ended March 31, 2017, Antero Midstream expects net income to be between $73 million and $78 million and Adjusted EBITDA to be between $115 million and $125 million, respectively.

The following reconciles net income to Adjusted EBITDA based on these preliminary financial results for the three months ended March 31, 2017:

Reconciliation of Net Income to Adjusted EBITDA (Dollars in thousands):	Three Months Ended March 31, 2017		
	Low		High
Net Income	$ 73,000	—	78,000
Interest expense	8,000	—	10,000
Depreciation expense	26,000	—	29,000
Accretion of contingent acquisition consideration	3,000	—	4,000
Equity-based compensation expense	6,000	—	7,000
Equity in earnings of unconsolidated affiliates	(1,000)	—	(3,000)
Distributions from unconsolidated affiliate[(1)]	0,000	—	0,000
Adjusted EBITDA	$115,000	—	125,000

_____

(1) Antero Midstream does not estimate distributions from unconsolidated affiliates related to Stonewall Gathering LLC and the Joint Venture to be received in the first quarter of 2017

due to the timing of the declaration of the distributions for first quarter operational results. Antero Midstream estimates that distributions from unconsolidated affiliates for the year-ended December 31, 2017 to be approximately $18 million to $22 million consistent with previously provided 2017 guidance.

Antero Midstream views Adjusted EBITDA as an important indicator of Antero Midstream's performance. Antero Midstream defines Adjusted EBITDA as net income before equity-based compensation expense, interest expense, depreciation expense, accretion of contingent acquisition consideration, excluding equity in earnings of unconsolidated affiliates, and including distributions from unconsolidated affiliate.

Antero Midstream uses Adjusted EBITDA to assess:

- the financial performance of Antero Midstream's assets, without regard to financing methods in the case of Adjusted EBITDA, capital structure or historical cost basis;

- Antero Midstream's operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and

- the viability of acquisitions and other capital expenditure projects.

First Quarter 2017 Distribution Announcement for Antero Midstream

On April 10, 2017, the board of directors of Antero Midstream's general partner declared a cash distribution of $0.30 per unit ($1.20 per unit annualized) for the first quarter of 2017. This distribution represents a 28% increase compared to the first quarter of 2016 and a 7% increase over the distribution paid with respect to the fourth quarter of 2016. This distribution is Antero Midstream's ninth consecutive quarterly distribution increase since the Antero Midstream IPO in November 2014. The distribution will be payable on May 10, 2017 to Antero Midstream unitholders of record as of May 3, 2017. In connection with this distribution, approximately $11 million will be distributed to us on the IDRs with respect to the first quarter of 2017. Any additional distributions received by IDR LLC from Antero Midstream relating to periods prior to the closing of this offering will be distributed to the ARI Members.

Antero Midstream Strategic Processing and Fractionation Joint Venture and Increased 2017 Guidance

On February 6, 2017, Antero Midstream announced the formation of a joint venture to develop processing and fractionation assets in Appalachia with MarkWest, a wholly owned subsidiary of MPLX. In connection with its entry into the Joint Venture, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The Joint Venture will not participate in the six existing Sherwood plants, which will continue to be owned and operated solely by MarkWest. The existing plants have the capacity to process over 1.2 Bcf per day of liquids-rich gas and are currently running at full capacity. The Joint Venture processing facilities, starting with Plant 7, will be operated by MarkWest and will have the potential to support an incremental eleven plants, or 2.2 Bcf per day of capacity, to facilitate liquids-rich production growth from Antero Resources. In addition to the processing assets, the Joint Venture will own C3+ fractionation capacity at the Hopedale complex in Harrison County, Ohio supported by Antero Resources and other third-party producers.

In connection with its entry into the Joint Venture, Antero Midstream increased its 2017 forecast for net income to $305 million to $345 million, Adjusted EBITDA to $520 million to $560 million and distributable cash flow ("DCF") to $405 million to $445 million, as a result of additional cash flows expected from the Joint Venture. Additionally, Antero Midstream reaffirmed its projected distribution growth of 28% to 30%, resulting in an average DCF coverage ratio of 1.30x to 1.45x on an annual basis.

processing and fractionation plants and water handling and treatment assets to meet Antero Resources' significant long-term production growth expectations. We believe Antero Midstream's organic growth strategy generally provides more attractive returns and project economics than an approach based on third-party acquisitions or sponsor drop-downs, as it avoids the risks and costs associated with the competitive acquisition market and the reliance on capital markets for acquisition financing. Additionally, Antero Midstream's significant acreage dedication and relationship with Antero Resources provides Antero Midstream with increased visibility into the timing and magnitude of Antero Resources' development program, supporting a just-in-time approach to infrastructure investment and further enhancing project economics.

- *Growing Antero Midstream's business through Antero Resources' continuing expansion of its acreage footprint in the Marcellus and Utica Shales.* Antero Resources' management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties. From its initial public offering in 2013 through 2016, Antero Resources has increased its overall acreage position by 45%, driving incremental greenfield expansion projects.

- *Expanding beyond existing services to operate across the midstream value chain.* While traditionally Antero Midstream has provided gathering, compression and water services to Antero Resources, Antero Midstream has recently expanded its midstream services to include natural gas processing and C3+ NGL fractionation through its interest in the Joint Venture. In addition, Antero Midstream may expand its existing services to include other midstream services such as long-haul interstate pipelines, NGL product pipelines, terminaling and storage to be provided to Antero Resources and other third parties. Antero Midstream expects significant growth in demand for all of its midstream services as a result of the anticipated production growth from Antero Resources and third parties based on the increasing productivity of completed wells and low cost nature of the Marcellus and Utica Shales.

- *Expanding Antero Midstream's business by developing a third-party customer base in the most productive natural gas basins in North America in the future.* Antero Resources represented 99.86% of Antero Midstream's revenues for the year ended December 31, 2016, while third-party customers represented the remaining amount. While Antero Midstream will continue to devote substantially all of its resources to meeting Antero Resources' needs for the foreseeable future, Antero Midstream may market its services to, and pursue customer relationships with, third-party producers in the future in the highly productive, low cost Marcellus and Utica Shales. We believe that Antero Midstream's significant footprint of gathering, compression, water handling and water treatment infrastructure in the Marcellus and Utica Shales provides it with a competitive advantage that we believe will allow Antero Midstream to attract third-party throughput volumes in the future. However, Antero Midstream's forecast contains no third-party volumes for the twelve-month period ending June 30, 2018.

Antero Midstream cannot assure you, however, that it will be able to execute its business strategies described above. For further discussion of the risks that Antero Midstream faces, please read "Risk Factors—Risks Related to Antero Midstream's Business."

Antero Midstream's Competitive Strengths

Antero Midstream is well-positioned to significantly grow distributions on its partnership interests, including its IDRs, by capitalizing on the following competitive strengths:

- *Sustainable outsized growth.* Antero Midstream commenced cash distributions on its IDRs in the third quarter of 2015. In addition, Antero Midstream's fourth quarter 2016 distribution of $0.28 per unit represented a 65% increase as compared to its minimum quarterly distribution of $0.17 per unit and represented the second quarter that Antero Midstream's distribution was above the 50% tier distribution target amount, entitling the IDRs to receive up to 50% of all incremental cash

Organizational Structure

The diagram below depicts our organizational structure immediately following the closing of this offering (assuming the underwriters' option to purchase additional common shares is not exercised) and the Reorganization (but does not give effect to the liquidation of Antero Investment, which we expect will occur following the completion of this offering at a time to be determined by the ARI Members):



(1) Series B Units represent the right to receive up to 6% of the aggregate distributions paid by IDR LLC in excess of $7.5 million. Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion.

(2) We own all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Following the completion of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs.

Reorganization

Our Predecessor was formed as a limited liability company in September 2013 and has elected to be taxed as a corporation for U.S. federal income tax purposes. In connection with the completion of this offering, certain reorganization transactions will be effected, which will result in the revised organizational structure depicted above. For additional information regarding the Reorganization, please read "Organizational Structure—Reorganization."

In connection with the Reorganization, we will convert into a Delaware limited partnership and will elect to be taxed as a corporation for U.S. federal income tax purposes. Our sole assets consist of our interest in the general partner of Antero Midstream and all of the capital interests in IDR LLC, which directly owns the IDRs.

Series B Units and Redemption Right

IDR LLC has two classes of membership interests: (i) capital interests referred to as Series A Units and (ii) profits interests referred to as Series B Units. Following the completion of this offering, we will continue to own all of the Series A Units and the Series B Holders will continue to own all of the Series B Units.

The Series B Holders will receive an aggregate distribution of up to 6% of all quarterly cash distributions in excess of $7.5 million distributed by Antero Midstream on the IDRs and we will receive all remaining distributions. The Series B Units are subject to restrictions on transfer and vest over three years in one-third increments upon each anniversary of the vesting commencement date.

Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion. We refer to this right as the Redemption Right. In no event will the aggregate number of newly-issued common shares issued pursuant to the Redemption Right exceed 6% of the total number of our issued and outstanding common shares. Upon the exercise of the Redemption Right, the redeeming member will surrender its Series B Units to IDR LLC for cancellation.

For additional information, please read "Certain Relationships and Related Party Transactions— Limited Liability Company Agreement of IDR LLC."

Management

AMGP GP LLC, our general partner ("AMGP GP"), will manage our operations and activities, including, among other things, establishing the quarterly cash distribution for our common shares and cash reserves it believes are prudent to provide for the proper conduct of our business. Antero Midstream Partners GP LLC ("AMP GP"), the general partner of Antero Midstream, will be responsible for the management of Antero Midstream's operations and activities, which are designed to service Antero Resources as the primary beneficiary of Antero Midstream. However, as the managing member of AMP GP, we will appoint all of the members of the board of directors of AMP GP. In addition, we are the sole managing member of IDR LLC. As a result, we will be responsible for the business and affairs of Antero Midstream and IDR LLC, and our general partner will be responsible for exercising on our behalf any rights we have with respect to AMP GP and IDR LLC.

Our general partner's limited liability company agreement will provide for a board of directors consisting of up to eight members. Following the Reorganization, the Sponsors will collectively own 100% of the membership interest in our general partner and will have the ability to appoint all the members of our general partner's board of directors, including at least three directors that are independent and qualify for service on the audit committee in accordance with applicable NYSE and SEC rules. The limited liability company agreement of our general partner will further provide that the Chief Executive Officer of our general partner will serve as a director and chairman of the board of directors of our general partner.

For additional information regarding our governance and related matters, please read "Management—Designation of Directors."

Services Agreement

In connection with the closing of this offering, we, our general partner, IDR LLC and Antero Resources will enter into a services agreement that will govern, among other things, certain administrative services that Antero Resources will provide to us.

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and our general partner will pay Antero Resources an annual fee for corporate, general and administrative services. This fee will initially be $0.5 million per year and will be subject to an annual CPI-based adjustment, beginning on January 1, 2018. The fee will also be subject to adjustment to reflect any increase in the cost of providing services due to changes in applicable law, rules or regulations and any increase in the scope and extent of the services provided. The fee will not be decreased below the initial fee unless the type or extent of services provided materially decreases. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $1.5 million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses and income taxes payable by us.

In addition to the fee and expenses described above, we will reimburse Antero Resources for costs and expenses to the extent that such costs and expenses are directly allocable to the provision of services to us, our general partner, or our subsidiaries (other than Antero Midstream and its subsidiaries), including expenses associated with insurance coverage, recurring costs associated with being a separate publicly traded entity, and taxes, other than payroll taxes, or other direct operating expenses, paid by Antero Resources for our benefit. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses our general partner may be required to pay to its affiliates on our behalf pursuant to the services agreement. Please read "Certain Relationships and Related Party Transactions" for additional information.

Principal Executive Offices

Our principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202, and our telephone number is (303) 357-7310. Our website is located at www.anteromidstreamgp.com. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Risk Factors

An investment in our common shares involves risks associated with our business and our organizational structure. Because of our relationship with Antero Midstream, adverse developments or announcements concerning Antero Midstream could materially adversely affect our business. We have presented below a summary of certain key risk factors that you should consider in evaluating an investment in our common shares. However, this list is not exhaustive and you should read the full discussion of these risks and the other risks described in "Risk Factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common shares.

Risks Inherent in an Investment in us

- Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on the IDRs.

- In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

The Offering

Common Shares Offered by the Selling Shareholder	37,234,043 common shares.
	The selling shareholder may sell up to 5,585,106 additional common shares if the underwriters exercise in full their option to purchase additional common shares.
Common Shares Outstanding Before and After this Offering	186,170,213 common shares.
Common Shares Held by the Selling Shareholder after the Offering	148,936,170 common shares (or 143,351,064 common shares if the underwriters exercise in full their option to purchase additional common shares).
Use of Proceeds	We will not receive any proceeds from this offering. We expect the selling shareholder to receive net proceeds of approximately $835,625,010 million, based upon the initial public offering price of $23.50 per common share, after deducting underwriting discounts. Please read "Use of Proceeds" and "Principal and Selling Shareholders."
Cash Distributions	We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share. Our ability to pay cash distributions at this rate is subject to various restrictions and other factors described in more detail under the heading "Our Cash Distribution Policy and Restrictions on Distributions."
	All of our cash flow is derived from the IDRs, which entitle IDR LLC to receive increasing percentages (up to a maximum of 50%, to the extent not modified) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream common unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. IDR LLC, in turn, makes cash distributions to us, as holders of the Series A Units, and to the holders of the Series B Units.
	We will pay you a prorated cash distribution for the first quarter that we are publicly traded. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. We expect to pay this cash distribution in August 2017.
	Our pro forma estimated cash available for distribution for the years ended December 31, 2015 and 2016 would have been approximately $0 and $9 million, respectively.

	We believe that we will have sufficient available cash to pay the full annualized quarterly distribution for the twelve-month period ending June 30, 2018. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Issuance of Additional Securities	We can issue an unlimited number of additional common shares and other equity interests without the consent of our shareholders. Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."
Limited Voting Rights	Our general partner will manage and operate us. You will have only limited voting rights on matters affecting our business. Holders of our common shares vote as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our partnership agreement.
	Our shareholders will not have the ability to elect our general partner or vote in the election of the directors of our general partner. Our general partner may not be removed unless that removal is for cause and is approved by a vote of the holders of at least 80% of our outstanding common shares, including any common shares owned by our general partner, the Sponsors and their respective affiliates, voting together as a single class. Following the closing of this offering, the Sponsors will own a sufficient number of our common shares to prevent the removal of our general partner. Please read "Description of Our Partnership Agreement—Limited Voting Rights."
Limited Call Right	If at any time our general partner, the Sponsors (or certain transferees in private, non-exchange transactions) and their respective affiliates own more than 80% of our outstanding common shares (including common shares issued in connection with the redemption of Series B Units), our general partner will have the right, but not the obligation, to purchase all of the outstanding common shares, other than those owned by our general partner, the Sponsors and their respective affiliates, at a price not less than the then current market price of such common shares. At the closing of this offering, our general partner will not own any of our outstanding common shares and Antero Investment will own approximately 80.0% of our outstanding common shares (77.0% if the underwriters exercise in full their option to purchase additional common shares from us).

Risk Factors . . . . For a discussion of factors you should consider before buying our common shares, see "Risk Factors."

Listing and Trading Symbol . . . . We have been approved, subject to official notice of issuance, to list our common shares on the New York Stock Exchange under the symbol "AMGP."

Summary Historical Financial Data

Prior to the formation of IDR LLC, our Predecessor, Antero Resources Midstream Management LLC, owned the general partner interest in Antero Midstream and the IDRs, and in connection with IDR LLC's formation, our Predecessor conveyed the IDRs to IDR LLC in exchange for all of the Series A Units. In connection with the Reorganization, our Predecessor will (i) convey its 100% interest in the non-economic general partner interest in Antero Midstream to AMP GP, a wholly owned subsidiary of our Predecessor and (ii) convert into a Delaware limited partnership named Antero Midstream GP LP, which will elect to be taxed as a corporation for U.S. federal income tax purposes.

The historical financial data of our Predecessor reflect our ownership of the general partner interest in Antero Midstream through our interest in AMP GP and our ownership of the IDRs through our ownership of the capital interests of IDR LLC, which we will control as managing member. We have used the equity method to account for our investment in Antero Midstream because we are not the primary beneficiary of Antero Midstream for financial reporting purposes. Additionally, we currently have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions from IDR LLC related to its ownership of the IDRs.

In the sections below, we present historical financial information for both our Predecessor and Antero Midstream.

Predecessor Summary Historical Financial Data

The summary historical statements of operations and cash flow data of our Predecessor for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from the audited financial statements of our Predecessor included elsewhere in this prospectus.

Summary Historical Financial Table

	Year Ended December 31,	
	2015	2016
	(in thousands, except per share amounts)	
Statement of Operations Data:		
Equity in earnings of Antero Midstream Partners LP	$1,264	$16,944
Interest income	—	1
Total income	1,264	16,945
General and administrative expense	—	815
Income before income taxes	1,264	16,130
Provision for income taxes	(483)	(6,419)
Net income and comprehensive income	$ 781	$ 9,711
Pro forma basic earnings per share	$ —	$ 0.05
Pro forma diluted earnings per share	$ —	$ 0.05
Balance Sheet Data (at period end):		
Cash	$ 72	$ 9,609
Investment in Antero Midstream Partners LP	969	7,543
Total assets	1,041	17,369
Cash Flow Data:		
Net cash provided by operating activities	$ 295	$ 9,537
Net cash used in financing activities	(223)	—

A material increase in amounts paid or reserved with respect to any of these factors could restrict our ability to pay quarterly distributions to our shareholders.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

Because our cash flow is entirely dependent of cash distributions from IDR LLC, which is dependent on cash distributions from Antero Midstream on the IDRs, the amount of distributions we are able to make to our shareholders may fluctuate based on the level of distributions Antero Midstream makes to its partners, including IDR LLC, and the level of distributions IDR LLC makes to its members, including us. We cannot assure you that Antero Midstream will continue to make quarterly distributions at its most recently declared level of $0.28 per unit or any other level, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our shareholders if Antero Midstream were to increase or decrease distributions, the timing and amount of such changes in distributions, if any, would not necessarily be comparable to the timing and amount of any changes in distributions made by Antero Midstream. Various factors, such as reserves established by the board of directors of our general partner (including in anticipation of increasing distributions to our unitholders to account for make-whole distributions paid by IDR LLC to the holders of newly-vested Series B Units), may affect the distributions we make to our shareholders. In addition, prior to making any distributions to our shareholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses could adversely affect the amount of distributions we make to our shareholders.

We cannot guarantee that in the future we will be able to pay distributions or that any distributions paid by Antero Midstream or IDR LLC will allow us to pay distributions at or above our estimated total quarterly cash distributions for the twelve-month period ending June 30, 2018 of $0.32 per common share. The actual amount of cash that is available for distribution to our shareholders will depend on numerous factors, many of which are beyond our control or the control of our general partner. For additional information, please read "Our Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the estimated cash available for distribution that we included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The estimated cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes Antero Midstream's estimated results of operations, Adjusted EBITDA and cash available for distribution for the twelve-month period ending June 30, 2018 that will be necessary in order for us to pay the estimated aggregate cash distribution on all of our common shares during the period. We estimate that our estimated cash available for distribution for the twelve-month period ending June 30, 2018 will be approximately $60 million, as compared to approximately $0 for the year ended December 31, 2015 and $9 million for the year ended December 31, 2016, in each case on a pro forma basis. The prospective financial information has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the estimates are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. We expect that any significant variance between our actual and estimated cash available for distribution will primarily be driven by the distribution per Antero Midstream common unit, which will vary based on Antero Midstream's cash available for distribution and the number of Antero Midstream common units outstanding. We expect that any significant variance between Antero Midstream's actual cash available for distribution during the twelve-month period ending June 30, 2018

Restrictions in Antero Midstream's existing and future debt agreements could limit Antero Midstream's ability to make distributions to IDR LLC, and therefore IDR LLC's ability to make distributions to us, which in turn would limit our ability to make distributions on our common shares.

Antero Midstream's revolving credit facility and the indenture governing Antero Midstream's outstanding senior notes contain various operating and financial restrictions and covenants. Antero Midstream's ability to comply with these restrictions and covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If Antero Midstream is unable to comply with these restrictions and covenants, any indebtedness under this credit facility may become immediately due and payable and Antero Midstream's lenders' commitment to make further loans under this credit facility may terminate. Antero Midstream might not have, and might be unable to obtain, sufficient funds to satisfy these accelerated payment obligations.

Antero Midstream's payment of principal and interest on any indebtedness will reduce its cash distributions on the IDRs, thereby reducing our cash available for distribution on our common shares. Antero Midstream's revolving credit facility and the indenture governing Antero Midstream's outstanding senior notes will limit our ability to pay distributions to our shareholders during an event of default or if an event of default would result from the distribution.

For more information regarding Antero Midstream's debt agreements, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Antero Midstream's Capital Resources and Liquidity." For more information regarding risks related to Antero Midstream's debt agreements, please see "—Risks Related to Antero Midstream's Business—"Restrictions in Antero Midstream's revolving credit facility and its other debt agreements could adversely affect its business, financial condition, results of operations and ability to make quarterly cash distributions to its unitholders."

Our partnership agreement restricts the rights of shareholders owning 20% or more of our shares.

Our shareholders' voting rights are restricted by the provision in our partnership agreement generally providing that any shares held by a person or group that owns 20% or more of any class of shares then outstanding, other than our general partner, the Sponsors (or certain transferees in private, non-exchange transactions), their respective affiliates and persons who acquired such shares with the prior approval of our general partner's board of directors, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our shareholders to call meetings or to acquire information about our operations, as well as other provisions limiting our shareholders' ability to influence the manner or direction of our management. As a result, the price at which our common shares will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

Our shareholders will not elect or have the power to remove our general partner and <u>initially</u> will not vote in the election of our general partner's directors. Upon the completion of this offering and the Reorganization, the Sponsors will own a sufficient number of common shares to allow them to prevent the removal of our general partner.

Our shareholders only have limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. The board of directors of our general partner, including our independent directors, <u>initially </u>will be designated and elected by the Sponsors or their designees following the completion of the Reorganization. Our remaining shareholders will not have the ability to elect our general partner or the members of the board of directors of our general partner <u>unless the Sponsors no longer own specified amounts of our common shares</u>. Additionally, as a result of our resulting governance arrangements and the 20% voting limitation in our partnership agreement, it will be difficult for one or more of our shareholders to gain control of our general partner's board of directors. Please read "Management—Designation of Directors."

In addition, if our shareholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed unless that removal is for cause and is approved by the holders of at least 80% of our outstanding shares. Following the completion of this offering and the Reorganization, the ownership level of the Sponsors will enable the Sponsors to prevent our general partner's removal. Please read "Description of Our Partnership Agreement—Withdrawal or Removal of the General Partner."

As a result of these provisions, the price at which our common shares will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

You will experience immediate and substantial dilution of $23.50 per common share in the net tangible book value of your common shares.

The initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per share immediately after the offering. If you purchase common shares in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per share from the price you pay for the common shares. Please read "Dilution."

Our general partner may cause us to issue additional common shares, including in connection with the redemption of Series B Units, or other equity securities, as well as issue equity securities that are senior to our common shares, without your approval, which may adversely affect you.

Our general partner may cause us to issue an unlimited number of additional common shares, including in connection with the redemption of Series B Units, or other equity securities of equal rank with the common shares, without shareholder approval. For additional information regarding the issuance of our common shares in connection with the redemption of Series B Units, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." In addition, we may issue an unlimited number of shares that are senior to our common shares in right of distribution, liquidation and voting. The issuance of additional common units or our other equity securities of equal or senior rank, will have the following effects:

• each shareholder's proportionate ownership interest in us may decrease;

• the amount of cash available for distribution on each common share may decrease;

• the relative voting strength of each previously outstanding common share may be diminished;

• the ratio of taxable income to distributions may increase; and

• the market price of the common shares may decline.

Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."

If Antero Midstream's unitholders remove AMP GP as the general partner of Antero Midstream, AMP GP would be required to sell or exchange its general partner interest, and we would lose the ability to manage and control Antero Midstream.

At the closing of this offering and as a result of the Reorganization, we will own, and appoint all of the members of the board of directors of, AMP GP, which will own the non-economic general partner interest in Antero Midstream. AMP GP may not be removed as general partner of Antero Midstream unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of the outstanding units of Antero Midstream, voting together as a single class, including units held by AMP GP and its affiliates, and Antero Midstream receives an opinion of counsel regarding limited liability and tax matters. Any removal of AMP GP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding Antero Midstream common units, voting as a class. The ownership of more than 33⅓% of the outstanding units by AMP GP and its affiliates gives them the ability to prevent

An increase in interest rates may cause the market price of our common shares to decline.

Like all equity investments, an investment in our common shares is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common shares resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common shares to decline.

Future sales of our common shares in the public market could reduce our common share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, each Series B Holder may require IDR LLC to redeem all or a part of such holder's vested Series B Units for common shares in us at a ratio described in the IDR LLC Agreement, subject to customary conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions, and then sell those common shares. For more information on the Redemption Right, please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." We may also issue additional common shares or convertible securities in subsequent public or private offerings. We cannot predict the size of future issuances of our common shares or securities convertible into common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of our common shares. Sales of substantial amounts of our common shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common shares.

The selling shareholder, we and the directors and executive officers of our general partner will enter into lock-up agreements with respect to any sale of their common shares (following a redemption), pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part. The representatives of the underwriters to this offering, at any time and without notice, may release all or any portion of the common shares subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then the applicable common shares will be available for sale into the public markets, which could cause the market price of our common shares to decline and impair our ability to raise capital.

The Sponsors will hold a majority of the voting power of our common shares following the completion of this offering and the Reorganization.

Following the completion of this offering and the Reorganization, the Sponsors will be entitled to act separately in their own respective interests with respect to their partnership interests in us, and initially will have the ability to elect all of the members of our board of directors. Please read "Management—Designation of Directors." In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including certain mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company. So long as the Sponsors continue to own a significant amount of our outstanding shares, even if such amount is less than 50%, they will continue to be able to nominating and corporate governance committee. Accordingly, our shareholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. In addition, as a limited partnership we are not required to seek shareholder approval for issuances of common shares, including issuances in excess of 20% of our outstanding equity securities, or for issuances of equity to certain affiliates.

We may incur liability as a result of our ownership of Antero Midstream's general partner.

Under Delaware law, a general partner of a limited partnership is generally liable for the debts and liabilities of the partnership for which it serves as general partner, subject to the terms of any indemnification agreements contained in the partnership agreement and except to the extent the partnership's contracts are non-recourse to the general partner. As a result of our structure, we own all of the interests in and appoint all of the members of the board of directors of the general partner of Antero Midstream. To the extent the indemnification provisions in the applicable partnership agreement or non-recourse provisions in our contracts are not sufficient to protect us from such liability, we may in the future incur liabilities as a result of our ownership of AMP GP. Please read "Conflicts of Interest and Fiduciary Duties."

Our general partner interest or the control of our general partner may be transferred to a third party without shareholder consent.

Our general partner may transfer its general partner interest to a third party, including in a merger or in a sale of all or substantially all of its assets, without the consent of our shareholders. Furthermore, the Sponsors may transfer all or a portion of their ownership interests in our general partner to a third party, also without shareholder consent. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The future debt that we incur may limit the distributions that we can pay to our shareholders.

Our payment of principal and interest on any future indebtedness will reduce our cash available for distribution to our shareholders. We anticipate that any credit facility we enter into in the future would limit our ability to pay distributions to our shareholders during an event of default or if an event of default would result from the distributions.

Moreover, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

The amount of cash distributions that we will be able to distribute to our shareholders will be reduced by the incremental costs associated with our being a publicly traded company, other general and administrative expenses and any reserves that our general partner believes it is prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our shareholders, we will first pay our expenses, including the costs of being a publicly traded company, which we expect to be approximately $1.5 million per year, and taxes and other expenses, and may establish reserves for debt service requirements, if any, for future distributions during periods of limited cash flows or for other purposes.

Risks Related to Conflicts of Interest

Our existing organizational structure and the relationships among us, Antero Midstream, our respective general partners, Antero Resources, the Sponsors and affiliated entities present the potential for conflicts of interest. Moreover, additional conflicts of interest may arise in the future among us and the except to the extent they compete using our confidential information. For additional information regarding these agreements, please read "Certain Relationships and Related Party Transactions."

Our general partner has a call right that may require you to sell your common shares at an undesirable time or price.

If at any time more than 80% of our outstanding common shares on a combined basis (including common shares issued in connection with the redemption of Series B Units) are owned by our general partner, the Sponsors (or certain transferees) or their respective affiliates, our general partner will have the right (which it may assign to any of its affiliates, the Sponsors or us), but not the obligation, to acquire all, but not less than all, of the remaining common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Sponsors (or certain transferees in private, non-exchange transactions) or their respective affiliates for such shares during the 90 day period preceding the date such notice is first mailed. As a result, you may be required to sell your common shares at an undesirable time or price and may not receive any return of or on your investment. You may also incur a tax liability upon a sale of your common shares. Upon completion of this offering, Antero Investment will own 80.0% of the common shares. For additional information about the call right, please read "Description of Our Partnership Agreement—Limited Call Right."

Risks Related to Antero Midstream's Business

Because substantially all of Antero Midstream's revenue is derived from Antero Resources and Antero Resources' capital decisions drive our operations, any development that materially and adversely affects Antero Resources' operations, financial condition or market reputation could have a material and adverse impact on us.

Antero Midstream is substantially dependent on Antero Resources as its primary customer, and Antero Midstream expects to derive a substantial majority of its revenues from Antero Resources for the foreseeable future. As a result, any event, whether in Antero Midstream's area of operations or otherwise, that adversely affects Antero Resources' production, drilling and completion schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect Antero Midstream's revenues and cash available for distribution. Accordingly, Antero Midstream is indirectly subject to the business risks of and operating decisions made by Antero Resources, including, among others:

- a reduction in or slowing of Antero Resources' development program, which would directly and adversely impact demand for Antero Midstream's gathering, compression, processing, fractionation and water services, including services provided through its interest in the Joint Venture;

- a reduction in or slowing of Antero Resources' completions of wells, which would directly and adversely impact demand for Antero Midstream's water services;

- the volatility of natural gas, NGLs and oil prices, which could have a negative effect on the value of Antero Resources' properties, its drilling programs or its ability to finance its operations;

- the availability of capital on an economic basis to fund Antero Resources' exploration and development activities and Antero Midstream's capital expenditure programs;

- Antero Resources' ability to replace reserves;

- Antero Resources' ability to successfully integrate its recent acquisition of properties from a third party, and their successful development of such acquired acreage;

- Antero Resources' drilling and operating risks, including potential environmental liabilities;

These lower prices have compelled most natural gas and oil producers, including Antero Resources, to reduce the level of exploration, drilling and production activity. This will have a significant effect on Antero Midstream's capital resources, liquidity and expected operating results. Natural gas and oil prices directly affect Antero Resources' production. If prices decrease further, it would reduce Antero Midstream's revenues and ability to pay distributions. Sustained reductions in development or production activity in Antero Midstream's areas of operation could lead to reduced utilization of Antero Midstream's services.

Due to these and other factors, even if reserves are known to exist in areas served by Antero Midstream's assets, producers have chosen, and may choose in the future, not to develop those reserves. If reductions in development activity result in Antero Midstream's inability to maintain the current levels of throughput volumes on its systems, or its water services, or if reductions in lateral lengths result in a decrease in demand for Antero Midstream's water services on a per well basis, those reductions could reduce Antero Midstream's revenue and cash flow and adversely affect its ability to make cash distributions to its unitholders.

The gathering and compression agreement only includes minimum volume commitments under certain circumstances.

The gathering and compression agreement includes minimum volume commitments only on high pressure pipelines and compressor stations that are constructed by Antero Midstream at Antero Resources' request after the Antero Midstream IPO. Antero Midstream's compressor stations and gathering pipelines existing prior to the Antero Midstream IPO are not supported by minimum volume commitments from Antero Resources. Any decrease in the current levels of throughput volumes on its gathering and compression systems could reduce its revenue and cash flow and adversely affect Antero Midstream's ability to make cash distributions to its unitholders.

Antero Midstream may not be able to attract third-party gathering and compression volumes or opportunities to provide water services, which could limit its ability to grow and maintain its dependence on Antero Resources.

To date, substantially all of Antero Midstream's revenues have been earned from Antero Resources, and for the foreseeable future Antero Midstream expects to continue to generate substantially all of its revenues from Antero Resources. However, Antero Midstream may diversify its customer base in the future by identifying opportunities to offer services to third parties. Antero Midstream's ability to increase throughput volumes on its gathering and compression systems and water services systems and any related revenue from third parties is subject to numerous factors beyond our control, including competition from third parties and the extent to which we have available capacity when requested by third parties. To the extent that Antero Midstream lacks available capacity on its systems for third-party volumes, Antero Midstream may not be able to compete effectively with third-party systems for additional oil and natural gas production in its areas of operation. In addition, some of its natural gas and NGLs marketing competitors for third-party volumes have greater financial resources and access to larger supplies of natural gas than those available to Antero Midstream, which could allow those competitors to price their services more aggressively than Antero Midstream does.

Antero Midstream's efforts to attract new unaffiliated customers may be adversely affected by (i) its relationship with Antero Resources and the fact that a substantial majority of the capacity of Antero Midstream's gathering and compression systems and water systems will be necessary to service Antero Resources' production and development and completion schedule and (ii) its desire to provide services pursuant to fee-based contracts. As a result, Antero Midstream may not have the capacity to provide services to third parties and/or potential third-party customers may prefer to obtain services pursuant to other forms of contractual arrangements under which it would be required to assume direct commodity exposure.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure immediately following the completion of this offering (assuming the underwriters' option to purchase additional common shares is not exercised) and the Reorganization (but does not give effect to the liquidation of Antero Investment, which we expect will occur following the completion of this offering at a time to be determined by the ARI Members):



(1)   Series B Units represents the right to receive up to 6% of the aggregate distributions paid by IDR LLC in excess of $7.5 million. Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion.

(2)   We own all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Following the completion of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on its IDRs.

Reorganization

Effective December 31, 2016, ARMM, our Predecessor, contributed the IDRs to IDR LLC in exchange for 2,000,000 Series A Units. Following such contribution, 80,000 Series B Units were issued to the Series B Holders in December 2016 and 20,000 Series B Units were issued to the Series B Holders in January 2017. In connection with the completion of this offering, the following transactions will be effected, which will result in the revised organizational structure depicted above under "Organizational Structure":

- ARMM will convey its non-economic general partner interest in Antero Midstream to AMP GP, ARMM's wholly owned subsidiary, as a capital contribution;

- the Sponsors will form AMGP GP, which will be admitted as the managing member of ARMM with a non-economic general partner interest in ARMM;

- (i) ARMM will be converted under Delaware law to a Delaware limited partnership, and in connection with such conversion, will change its name to Antero Midstream GP LP, (ii) AMGP GP's managing member interest in ARMM will be converted to a non-economic general partner interest in us, and (iii) the remaining membership interest in ARMM will be converted into our common shares;

- The selling shareholder will sell 37,234,043 common shares to the public for net proceeds of approximately $835,625,010, after deducting underwriting discounts; and

- The selling shareholder will sell up to 5,585,106 common shares to the public in connection with the exercise by the underwriters of their option to purchase additional common shares for net proceeds of approximately $125,343,741, after deducting underwriting discounts.

We refer to the transactions described above collectively as the "Reorganization." In connection with the Reorganization, ARMM will distribute to the ARI Members any cash distributions received or to be received by IDR LLC from Antero Midstream, after paying its liabilities for income taxes and accrued expenses, related to periods prior to the closing of this offering. As part of the Reorganization, Antero Investment will liquidate following the completion of this offering and distribute the cash proceeds it receives from this offering, along with its remaining common shares in us, to the ARI Members on a pro rata basis. Except as otherwise indicated, all discussions in this prospectus regarding the completion of the Reorganization give effect to the liquidation of Antero Investment. Upon the completion of the Reorganization, our sole assets will consist of our interest in the general partner of Antero Midstream and all of the capital interests in IDR LLC. Although we will convert to a limited partnership in connection with the Reorganization, we will elect to be taxed as a corporation for U.S. federal income tax purposes.

Series B Units and Redemption Right

IDR LLC has two classes of membership interests: (i) capital interests referred to as Series A Units and (ii) profits interests referred to as Series B Units. Following the completion of this offering, we will continue to own all of the Series A Units and the Series B Holders will continue to own all of the Series B Units.

The Series B Holders will receive an aggregate distribution of up to 6% of all quarterly cash distributions in excess of $7.5 million distributed by Antero Midstream on the IDRs and we will receive all remaining distributions. The Series B Units are subject to restrictions on transfer and vest over three years in one-third increments upon each anniversary of the vesting commencement date. As Series B Units vest, each holder of such vested Series B Units will be entitled to receive a make-whole distribution corresponding to the aggregate amount of distributions such holder would have received on such Series B Units had they vested on the vesting commencement date. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount corresponding to the aggregate amount of all make-whole distributions for such quarter.

Each Series B Holder will also have the right to redeem all or a portion of its vested Series B Units in exchange for newly-issued common shares in us with a value equal to its pro rata share of up to 6% of any increase in our equity value (calculated by reference to the 20-day volume weighted average price of our common shares preceding the date of the redemption request) in excess of $2.0 billion. We refer to this

USE OF PROCEEDS

All of the common shares being sold in this offering are being offered by the selling shareholder, and we will not receive any of the net proceeds from the sale of common shares in this offering, including in connection with the underwriters' option to purchase additional common shares. We expect that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4 million. We will pay the expenses of the offering.

CAPITALIZATION

The following table sets forth the consolidated historical capitalization as of December 31, 2016:

- on an actual basis for our Predecessor; and

- on an as adjusted basis to give effect to the Reorganization described under "Organizational Structure" that will occur simultaneously with the closing of this offering.

The historical financial data of our Predecessor presented in the table below is derived from and should be read in conjunction with the historical financial statements, including the accompanying notes, included elsewhere in this prospectus. There have been no material changes to the capitalization of our Predecessor since December 31, 2016.

	As of December 31, 2016	
	Actual	Pro Forma
	(in thousands)	
Cash[1]	$ 9,609	$—
Total members' equity:		
Total members' equity[1]	10,269	—
Common shares	—	—
Total capitalization	$10,269	$—

---

(1) Cash amount as of December 31, 2016 primarily reflects cash distributions from Antero Midstream on its IDRs prior to such date. In connection with the Reorganization, ARMM will distribute to the ARI Members cash distributions received or to be received by ARMM in respect of Antero Midstream's cash distributions on its IDRs for periods prior to the closing of this offering, net of payments for liabilities for income taxes and accrued expenses. Such net cash distributions by ARMM will result in a reduction in members' equity to $0 on a pro forma basis.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common shares sold in this offering will exceed the pro forma net tangible book value per common share after the offering. On a pro forma basis as of December 31, 2016, after giving effect to the offering of common shares at an initial public offering price of $23.50 per common share and the Reorganization, the net tangible book value of our assets would have been $0.00 per common share. The net tangible book value remains unchanged when adjusted for the sale of common shares in this offering by the selling shareholder and regardless of whether the underwriters' option to purchase additional shares is exercised. Purchasers of common shares in this offering will experience substantial and immediate dilution in net tangible book value per common share for financial accounting purposes, as illustrated in the following table:

Initial public offering price per common share	$23.50
Less: Pro forma net tangible book value per common share before and after this offering	0.00
Immediate dilution in pro forma net tangible book value per common share attributable to investors in this offering	$23.50

In connection with ARMM's conversion into a Delaware limited partnership, as described in "Organizational Structure—Reorganization," the selling shareholder's existing 100% membership interest in ARMM will convert into 186,170,213 common shares representing limited partner interests in AMGP. Upon the closing of this offering, the selling shareholder will offer and sell to new investors in this offering 37,234,043 shares (or 42,819,149 shares if the underwriters exercise their option to purchase additional shares in full).

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the more detailed information regarding the factors and assumptions upon which our cash distribution policy is based in "—Assumptions and Considerations Related to the Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream" below. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and Antero Midstream's business.

For additional information regarding our historical operating results, you should refer to Antero Midstream's audited historical financial statements included elsewhere in this prospectus. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements."

General

Our Cash Distribution Policy. The board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering pursuant to which we will distribute all of our available cash on a quarterly basis. Generally, our available cash is all cash on hand at the date of determination of available cash for the distribution in respect of such quarter, after reserves for taxes and other expenses, including payments to our general partner and its affiliates. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement will not restrict our ability to borrow to pay distributions.

Our cash flow is generated solely from distributions we receive from IDR LLC. IDR LLC receives all of its cash flows from distributions on the IDRs in Antero Midstream. We are therefore entirely dependent upon the ability of Antero Midstream to make cash distributions to its partners. In addition, we currently have no independent operations. Accordingly, we believe we will initially have low ongoing cash requirements. Our cash distribution policy reflects a judgment that our shareholders will be better served by our distributing rather than retaining our cash available for distribution.

We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share.

Restrictions and Limitations on Our Cash Distribution Policy. There is no guarantee that our shareholders will receive quarterly distributions from us, that we will receive quarterly distributions from IDR LLC or that IDR LLC will receive quarterly distributions from Antero Midstream. Neither we nor Antero Midstream have a legal obligation to pay distributions.

Our and Antero Midstream's cash distribution policy are subject to certain restrictions. These restrictions include the following:

- The amount of cash that Antero Midstream can distribute each quarter is subject to restrictions under its revolving credit facility and the indenture governing its outstanding senior notes, which prohibits distributions on, or purchases or redemptions of, units if any default or event of default is continuing. These debt agreements contain various covenants limiting Antero Midstream's ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of its assets or enter into a merger or consolidation. In addition, these debt agreements treat a change of control or failure to maintain a certain debt coverage ratio as an event of default. In addition, a default under Antero Midstream's revolving credit facility will be treated as a default under the indenture governing its outstanding senior notes and vice versa. These financial tests and covenants are described in this prospectus under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Antero Midstream's Liquidity and Capital Resources" and in Note 4 to Antero Midstream's Consolidated Financial Statements.

Our Initial Cash Distribution

Our Cash Distribution Policy. We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share. We will pay you a prorated cash distribution for the first quarter that we are publicly traded. This prorated cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Any distributions received by IDR LLC from Antero Midstream related to periods prior to the closing of this offering will be distributed to the ARI Members. We expect to pay this prorated cash distribution in August 2017.

Our ability to make cash distributions at this rate will be subject to the factors described above under the heading "—General—Restrictions and Limitations on Our Cash Distribution Policy." We cannot assure you that any distributions will be declared or paid by us. Please read "Risk Factors—Risks Inherent in an Investment in Us—Our cash flow will be entirely dependent upon the ability of Antero Midstream to make cash distributions on the IDRs."

We expect to pay our cash distributions promptly after receiving IDR LLC's cash distribution in respect of the IDRs.

Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our common shares with respect to any fiscal quarter at the anticipated initial quarterly distribution, our shareholders will not be entitled to receive that fiscal quarter's payment in the future.

Antero Midstream's Cash Distribution Policy. The board of directors of the general partner of Antero Midstream has adopted a cash distribution policy for Antero Midstream. Antero Midstream's general partner's determination of available cash for distributions takes into account the possibility of establishing cash reserves in some quarterly periods that it may use to pay cash distributions in other quarterly periods, thereby enabling it to maintain relatively consistent cash distribution levels even if Antero Midstream's business experiences fluctuations in its cash from operations due to seasonal and cyclical factors. Its general partner's determination of available cash also allows Antero Midstream to maintain reserves to provide funding for its growth opportunities, and it has been the historical practice of Antero Midstream to reserve some of its available cash to fund growth projects. Antero Midstream makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations. For additional information about Antero Midstream's cash distribution policy, please read "Antero Midstream Partners LP's Cash Distribution Policy."

The actual cash distributions paid by Antero Midstream to its partners occur within 60 days after the end of each quarter. Since November 2014 Antero Midstream has increased its quarterly cash distribution by approximately 65% from $0.17 per common unit, or $0.68 on an annualized basis, to $0.28 per common unit, or $1.12 on an annualized basis, for the quarter ended December 31, 2016. Such increase equates to a compound annual growth rate in Antero Midstream distributions of 28%. The following table sets forth, for the periods indicated, the amount of quarterly cash distributions Antero Midstream paid for each of its partnership interests, including the IDRs, with respect to the quarter indicated.

| | | | Distributions | | | | |
| | | | Limited Partners | | General | | Distributions |
Quarter and Year	Record Date	Distribution Date	Common unitholders	Subordinated unitholders[1]	partner (IDRs)	Total	per limited partner unit
			(in thousands, except per share amounts)				
Q4 2014[2]	February 13, 2015	February 27, 2015	$ 7,161	$ 7,161	$ —	$ 14,322	$0.0943
Q1 2015	May 13, 2015	May 27, 2015	$13,669	$13,669	$ —	$ 27,338	$0.1800
Q2 2015	August 13, 2015	August 27, 2015	$14,429	$14,429	$ —	$ 28,858	$0.1900
Q3 2015	November 11, 2015	November 30, 2015	$20,470	$15,568	$ 295	$ 36,333	$0.2050
*	November 12, 2015	November 20, 2015	$ 397	$ —	$ —	$ 397	$ *
Total 2015			$56,126	$50,827	$ 295	$107,248	
Q4 2015	February 15, 2016	February 29, 2016	$22,048	$16,708	$ 969	$ 39,725	$0.2200
Q1 2016	May 11, 2016	May 25, 2016	$23,556	$17,846	$ 1,850	$ 43,252	$0.2350
Q2 2016	August 10, 2016	August 24, 2016	$25,059	$18,985	$ 2,731	$ 46,775	$0.2500
Q3 2016	November 10, 2016	November 24, 2016	$26,901	$20,124	$ 4,820	$ 51,845	$0.2650
*	November 12, 2016	November 18, 2016	$ 849	$ —	$ —	$ 849	$ *
Total 2016			$98,413	$73,663	$10,370	$182,446	
Q4 2016	February 1, 2017	February 8, 2017 . .	$28,827	$21,264	$ 7,543	$ 57,634	$0.2800
Total 2017			$28,827	$21,264	$ 7,543	$ 57,634	

---

*   Distribution equivalent rights on units that vested under the Antero Midstream LTIP.

(1)   On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

(2)   Distribution represents a prorated portion of the Partnership's minimum quarterly distribution of $0.17 per unit, based upon the number of days after the closing of the Partnership's initial public offering on November 10, 2014 through December 31, 2014.

Overview of Presentation

In the sections that follow, we present the basis for our belief that we will be able to pay our initial quarterly distribution of $0.32 per common share for each quarter during the twelve-month period ending June 30, 2018. In those sections, we present:

- our "Unaudited Pro Forma Cash Available for Distribution for the Years Ended December 31, 2015 and 2016," in which we present the amount of available cash we would have had available for distribution to our shareholders on a pro forma basis for the years ended December 31, 2015 and 2016; and

- our "Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP" in which we present our estimate of the minimum amount of Antero Midstream Adjusted EBITDA necessary for Antero Midstream to pay distributions to its partners, including IDR LLC, which would enable us to have sufficient available cash to pay our aggregate annualized quarterly distribution during the twelve-month period ending June 30, 2018 on all of the common shares expected to be outstanding upon completion of this offering.

Unaudited Pro Forma Cash Available for Distribution for the Years Ended December 31, 2015 and 2016

We would not have had a cash distribution for the year ended December 31, 2015 and our pro forma cash available for distribution for the year ended December 31, 2016 would have been approximately $9 million.

Pro forma cash available for distribution includes the annual fee we will pay Antero Resources for general and administrative services, which we expect will initially be $0.5 million per year and will be subject to annual adjustment, and estimated direct annual expenses of approximately $1.5 million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, including income taxes payable by us. Please read "Certain Relationships and Related Party Transactions—Services Agreement."

Our Predecessor's financial statements are based on the equity method of accounting. However, our ability to make distributions to our common shareholders is ultimately dependent on the financial and operating results of Antero Midstream. As such, the pro forma estimated amounts, upon which pro forma cash available for distribution is based, were derived from the audited and unaudited financial statements of Antero Midstream included elsewhere in this prospectus rather than those of our Predecessor. However, cash available for distribution is generally a cash accounting concept, while our financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below.

The following table illustrates, on a pro forma basis, for the years ended December 31, 2015 and 2016, the amount of cash that would have been available for distributions to our shareholders. Certain of the pro forma adjustments presented below are explained in the accompanying footnotes.

	Year Ended December 31, 2015	Year Ended December 31, 2016
	($ in millions, except amounts per common share)	
Antero Midstream Partners LP		
Operating revenue:	$ 387	$ 590
Operating expenses:		
Direct operating	79	162
General and administrative (including $23 and $26 of equity-based compensation for the years ended December 31, 2015 and 2016, respectively)	51	54
Depreciation	87	100
Accretion of contingent acquisition consideration	3	16
Total operating expenses	220	332
Operating income:	167	258
Interest expense, net	(8)	(22)
Equity in earnings of unconsolidated affiliates	—	1
Net income and comprehensive income	159	237
Pre-Water Acquisition net income attributed to parent	(40)	—
General partner interest in net income attributable to incentive distribution rights	(1)	(17)
Limited partners' interest in net income	118	220
Net income	$ 159	$ 237
Interest expense	8	22
Depreciation expense	87	100
Accretion of contingent acquisition consideration	3	16
Equity-based compensation	23	26
Equity in earnings of unconsolidated affiliates	—	(1)
Distributions from unconsolidated affiliates	—	8
Gain on sale of assets	—	(4)
Adjusted EBITDA	280	404

	Year Ended December 31, 2015	Year Ended December 31, 2016
	($ in millions, except amounts per common share)	
Pre-Water Acquisition net income attributed to parent	(40)	—
Pre-Water Acquisition depreciation expense attributed to parent	(19)	—
Pre-Water Acquisition equity-based compensation expense attributed to parent	(4)	—
Pre-Water Acquisition interest expense attributed to parent	(2)	—
Adjusted EBITDA attributable to Antero Midstream	215	404
Cash interest paid, net-attributable to Antero Midstream	(5)	(14)
Income tax withholding upon vesting of Antero Midstream equity-based compensation awards	(5)	(5)
Cash reserved for bond interest payments[1]	—	(10)
Maintenance capital expenditures[2]	(13)	(22)
Antero Midstream distributable cash flow	$ 192	$ 353
Antero Midstream distributable cash flow coverage ratio	1.45x	1.76x
Distributions to Antero Midstream unitholders		
Distributions to common and subordinated unitholders	$ 131	$ 183
Distributions on IDRs	1	17
Total aggregate distributions	$ 132	$ 200
Antero Midstream GP LP		
Cash distributions from Antero Midstream Partners LP	$ 1	$ 17
Less:		
General and administrative[3]	2	3
Income taxes[4]	(1)	5
Pro forma cash available for distribution	$ —	$ 9
Aggregate pro forma cash distribution per common share (186,170,213 common shares)	$ —	$0.05

(1) Cash reserved for bond interest payments represents accrued interest expense on Antero Midstream's 5.375% senior notes due 2024 outstanding during the period that is paid on a semi-annual basis on March 15th and September 15th of each year.

(2) Maintenance capital expenditures represent that portion of Antero Midstream's estimated capital expenditures associated with (i) the connection of new wells to Antero Midstream's gathering and compression systems that Antero Midstream believes will be necessary to offset the natural production declines Antero Resources will experience on its wells over time and (ii) water delivery to new wells necessary to maintain the average throughput volume on Antero Midstream's systems.

(3) Estimated incremental general and administrative costs associated with being a publicly traded entity.

(4) Assumes 38% effective income tax rate.

Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP

We forecast that our estimated cash available for distribution during the twelve-month period ending June 30, 2018 will be approximately $60 million. This amount represents an increase of $51 million and $60 million as compared to $9 million pro forma cash available for distribution for the year ended December 31, 2016, and no pro forma cash available for distribution for the year end December 31, 2015. As detailed below, this substantial increase in cash available for distribution is driven by the substantial increase in demand for Antero Midstream's gathering, compression, processing, fractionation and water services, resulting in increases in Antero Midstream's distributions. The IDRs represent the right to receive increasing percentages (up to a maximum of 50%) of any cash distributed by Antero Midstream in excess of $0.1955 per Antero Midstream common unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. As Antero Midstream grows its distributions, we will be entitled to a disproportionate share of that growth, which we believe will provide us with significantly more cash available for distribution to our shareholders during the twelve-month period ending June 30, 2018 than would have been available for the year ended December 31, 2015 or the year ended December 31, 2016. For example, the IDRs received a distribution of $2.7 million for the second quarter of 2016,

We do not undertake any obligation to release publicly the results of any future revisions we may make to the estimated cash available for distribution or to update our estimate to reflect events or circumstances after the date of this prospectus.

	Twelve-Month Period Ending June 30, 2018
	(In millions except per share data)
Antero Midstream Partners LP	
Operating revenues:	$ 822
Operating expenses:	
Direct operating	186
General and administrative (including $28 of equity-based compensation)	56
Depreciation	123
Accretion of contingent acquisition consideration	16
Total operating expenses	381
Operating income	442
Interest expense, net	57
Equity in earnings of unconsolidated affiliates	(29)
Net income and comprehensive income	$ 414
Interest expense, net[a]	57
Depreciation expense	123
Accretion of contingent acquisition consideration	16
Equity-based compensation	28
Cash distributions received from unconsolidated affiliates	36
Equity in earnings of unconsolidated affiliates	(29)
Adjusted EBITDA[b]	**$ 646**
Cash interest paid, net	(57)
Cash reserved for payment of income tax withholding upon vesting of Antero Midstream equity-based compensation awards	(5)
Expansion capital expenditures	(580)
Maintenance capital expenditures[c]	(70)
Borrowings to fund expansion capital expenditures	580
Estimated cash available for distribution	**$ 513**
Excess cash available for distribution	129
Antero Midstream distributable cash flow coverage ratio[d]	1.34x
Distributions to Antero Midstream Partners LP unitholders	
Assumed average annual Antero Midstream distribution per unit	$ 1.51
Distributions to common and subordinated unitholders	281
Distributions to IDR LLC	104
Total distributions to Antero Midstream Partners LP unitholders[e]	**$ 385**
Antero IDR Holdings LLC	
Cash distributions from Antero Midstream Partners LP	$ 104
Cash distributions to AMGP	100
Cash distributions on Series B Units of IDR LLC	4
Antero Midstream GP LP	
Cash distributions from Antero IDR Holdings LLC	$ 100
Less:	
General and administrative	2
Income taxes[f]	37
Cash reserves[g]	—
Estimated cash available for distribution	**$ 60**
Aggregate estimated cash distribution per common share (186,170,213 common shares)	$ 0.32

(a)   Interest expense includes interest costs on funds used for expansion capital expenditures.

to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. The Series B Units are subject to restrictions on transfer and vest ratably over a three-year period upon each anniversary of the vesting commencement date. As Series B Units vest, each holder of such vested Series B Units will be entitled to receive a make-whole distribution corresponding to the aggregate amount of distributions such holder would have received on such Series B Units had they vested on the vesting commencement date. In anticipation of such make-whole distributions, each quarter we expect to retain from the cash distributions we receive on the Series A Units an amount corresponding to the aggregate amount of all make-whole distributions for such quarter. Each quarter, when IDR LLC pays make-whole distributions on its newly-vested Series B Units, we will distribute a corresponding amount of our retained cash to our shareholders on a pro rata basis. However, for purposes of this forecast, we have assumed that all of the Series B Units have vested and, therefore, that IDR LLC will pay the maximum 6% of quarterly cash distributions in excess of $7.5 million received from Antero Midstream on the IDRs to the holders of the Series B Units, resulting in estimated cash distributions on the Series B Units of approximately $4.2 million.

General and Administrative Expenses

We estimate that our incremental general and administrative expenses associated with being a publicly traded partnership will be approximately $1.5 million for the twelve-month period ending June 30, 2018.

Income Taxes

We estimate that our income tax expense will be $37 million for the twelve-month period ending June 30, 2018, as compared to $6 million for the year ended December 31, 2016. Our forecast assumes a tax rate of 38%. This estimated tax rate is computed by adding our effective state and local income tax rate to the maximum U.S. federal income tax rate.

Other Assumptions

Our estimated cash available for distribution for the twelve-month period ending June 30, 2018 is based on the following significant additional assumptions:

- no cash reserves for taxes and other expenses;

- no new federal, state or local regulation of the midstream energy sector, or any new interpretation of existing regulations, that will be materially adverse to our or Antero Resources or Antero Midstream's business;

- no major adverse change in the midstream energy sector, commodity prices, capital or insurance markets or general economic conditions;

- no material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we, Antero Midstream or Antero Resources depend;

- no acquisitions or other significant expansion capital expenditures (other than as described above); and

- no substantial change in market, insurance and overall economic conditions.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

While our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to shareholders. Pursuant to this cash distribution policy, we expect to pay our cash distributions promptly after receiving IDR LLC's cash distribution in respect of the IDRs, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share.

The board of directors of our general partner may change our distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our distribution policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our shareholders, and there is no guarantee that we will pay any distribution on the common shares in any quarter.

Our Sources of Cash

Following the completion of this offering, our only cash-generating asset will consist of all of the capital interests in IDR LLC, which owns all of the IDRs in Antero Midstream. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Antero Midstream to make distributions in respect of its IDRs. The actual amount of cash that Antero Midstream, and correspondingly IDR LLC, will have available for distribution will primarily depend on the amount of cash Antero Midstream generates from its operations. Following the closing of this offering, we will continue to receive at least 94% of the cash distributions paid by Antero Midstream on the IDRs. For a description of factors that may impact our results and Antero Midstream's results, please read "Cautionary Statement Regarding Forward-Looking Statements."

In addition, the actual amount of cash that Antero Midstream will have available for distribution will depend on other factors, some of which are beyond Antero Midstream's or our control, including:

- the level of revenue Antero Midstream is able to generate from its business;

- the level of capital expenditures Antero Midstream makes;

- the level of Antero Midstream's operating, maintenance and general and administrative expenses or related obligations;

- the cost of acquisitions, if any;

- Antero Midstream's debt service requirements and other liabilities;

- Antero Midstream's working capital needs;

- restrictions on distributions contained in Antero Midstream's debt agreements or any future debt agreements;

- Antero Midstream's ability to borrow under its revolving credit facility to make distributions; and

- the amount, if any, of cash reserves established by each of Antero Midstream's general partner and our general partner, in their sole discretion, for the proper conduct of Antero Midstream's and our business. While neither our general partner nor Antero Midstream's general partner has established such reserves historically, we expect to retain a portion of the cash distributions we receive from IDR LLC commencing with the quarter ending March 31, 2017 in order to pay to our shareholders in future periods distributions corresponding to the make-whole distributions IDR LLC will be required to pay to holders of its newly-vested Series B Units. For more information, please read "Our Cash Distribution Policy and Restrictions on Distributions—Restrictions and Limitations on Our Cash Distribution Policy." Other than cash retained with respect to such distributions, neither our general partner nor Antero Midstream's general partner currently anticipates any other cash reserves.

Shares

As of the closing of this offering, we will have 186,170,213 common shares outstanding. For additional information regarding our common shares, please read "Description of Our Common Shares."

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. Please read "Organizational Structure—Reorganization."

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors and, thereafter, holders of our common shares would be entitled to share ratably in the distribution of any remaining proceeds.

SELECTED HISTORICAL FINANCIAL DATA

Prior to the formation of IDR LLC, our Predecessor, Antero Resources Midstream Management LLC, owned the general partner interest in Antero Midstream and the IDRs, and in connection with IDR LLC's formation, our Predecessor conveyed the IDRs to IDR LLC in exchange for all of the Series A Units. In connection with the Reorganization, our Predecessor will (i) convey its 100% interest in the non-economic general partner interest in Antero Midstream to AMP GP, a wholly owned subsidiary of our Predecessor and (ii) convert into a Delaware limited partnership named Antero Midstream GP LP, which will elect to be taxed as a corporation for U.S. federal income tax purposes.

The historical financial data of our Predecessor reflect our ownership of the general partner interest in Antero Midstream through our interest in AMP GP and our ownership of the IDRs through our ownership of the capital interests of IDR LLC, which we will continue to control as managing member. We have used the equity method to account for our investment in Antero Midstream because we are not the primary beneficiary of Antero Midstream for financial reporting purposes. Additionally, we have no separate operating activities apart from those conducted by Antero Midstream, and our cash flows will consist solely of distributions from IDR LLC related to its ownership of the IDRs.

The selected historical statements of operations and cash flow data of our Predecessor for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are derived from the audited financial statements of our Predecessor included elsewhere in this prospectus.

Selected Historical Financial Table

	Year Ended December 31,	
	2015	2016
	(in thousands, except per share amounts)	
Statement of Operations Data:		
Equity in earnings of Antero Midstream Partners LP	$1,264	$16,944
Interest income	—	1
Total income	1,264	16,945
General and administrative expense	—	815
Income before income taxes	1,264	16,130
Provision for income tax expense	(483)	(6,419)
Net income and comprehensive income	$ 781	$ 9,711
Pro forma basic earnings per share	$ —	$ 0.05
Pro forma diluted earnings per share	$ —	$ 0.05
Balance Sheet Data (at period end):		
Cash	$ 72	$ 9,609
Investment in Antero Midstream Partners LP	969	7,543
Total assets	1,041	17,369
Cash Flow Data:		
Net cash provided by operating activities	$ 295	$ 9,537
Net cash used in financing activities	(223)	—

annual renewal after the initial term. Additionally, in connection with Antero Midstream's entry into a joint venture with MarkWest, a wholly owned subsidiary of MPLX, to develop processing and fractionation assets in Appalachia, Antero Midstream released to the Joint Venture its right to provide certain processing and fractionation services on 195,000 gross acres held by Antero Resources in Ritchie, Tyler and Wetzel Counties in West Virginia. The processing and fractionation arrangements are underpinned by long-term agreements subject to automatic annual renewal after the initial term.

We own the IDRs in Antero Midstream through our interest in IDR LLC, which we control as the managing member. IDR LLC has issued all of its capital interests to us in the form of Series A Units and has issued Series B Units, representing profits interests that vest ratably over a three-year period, to certain senior members of Antero Midstream's management team. Through our interest in IDR LLC, we receive 100% of the first $7.5 million of quarterly cash distributions paid by Antero Midstream on the IDRs. The Series B Holders will receive up to 6% of all quarterly cash distributions in excess of $7.5 million paid by Antero Midstream on the IDRs and we will receive the remainder of such distributions. Based on Antero Midstream's existing incentive distribution structure, the IDRs are entitled to receive increasing percentages of Antero Midstream's quarterly cash distributions to the extent those distributions exceed $0.1955 per unit per quarter, including 50% of all incremental cash distributed by Antero Midstream per quarter after Antero Midstream has distributed $0.2550 per unit in respect of its common units for that quarter. We in turn will pay our shareholders, on a quarterly basis, distributions equal to the cash distributions we receive on the IDRs, less distributions paid to or reserved for the Series B Holders, taxes and other expenses.

We believe that as Antero Midstream continues to execute on its business objective to consistently increase its distributions to its unitholders over time, Antero Midstream will in turn substantially increase its cash distributions on the IDRs. Since its initial public offering, Antero Midstream has grown its quarterly distribution 76% from its minimum quarterly distribution of $0.17 per unit ($0.68 per unit on an annualized basis) for the quarter ended December 31, 2014 (the initial quarter for which Antero Midstream paid a quarterly cash distribution) to $0.30 per unit ($1.20 per unit on an annualized basis) for the quarter ended March 31, 2017. For 2017, Antero Midstream has publicly announced distribution growth guidance of 28% to 30% as compared to 2016. Antero Midstream's ability to consistently grow its cash distributions is driven by a combination of Antero Resources' production growth and Antero Midstream's accretive build-out of additional midstream infrastructure to service that production growth.

Based on Antero Midstream's quarterly distribution of $0.28 per unit for the fourth quarter of 2016 and the number of outstanding Antero Midstream units as of February 1, 2017, the record date for such distribution, Antero Midstream's aggregate quarterly cash distributions in respect of the IDRs were approximately $7.5 million for that quarter. The graph below illustrates the growth in Antero Midstream's historical quarterly distributions per unit and the aggregate distributions paid by Antero Midstream on all of its partnership interests, including the IDRs, during each of the periods presented.



(1) Antero Midstream's historical distributions are not necessarily indicative of its ability to distribute similar amounts or continue to increase such distributions in the future. Please read "Risk Factors—Risks Related to Antero Midstream's Business" for a description of the risks that could cause Antero Midstream's future distributions to differ materially from its historical distributions.

(2) Represents quarterly distributions per unit declared and paid since the completion of the Antero Midstream IPO. On April 10, 2017, the board of directors of Antero Midstream's general partner declared a cash distribution of $0.30 per unit ($1.20 per unit annualized) for the first quarter of 2017. Please read "Summary—Recent Developments—First Quarter 2017 Distribution Announcement for Antero Midstream."

(3) Represents the aggregate quarterly cash value of distributions declared and paid on Antero Midstream's common and subordinated units and IDRs since the Antero Midstream IPO.

(4) Antero Midstream paid a cash distribution of $0.0943 per unit for the partial quarter ended December 31, 2014, the quarter in which it completed the Antero Midstream IPO. This amount represented the prorated minimum quarterly distribution of $0.17 per unit, or $0.68 per unit on an annualized basis.

(5) On February 9, 2017, in connection with the payment of the fourth quarter 2016 quarterly distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis.

The following graph presents the impact on aggregate cash available for distribution resulting from potential changes in Antero Midstream's 2016 annualized distribution of $1.03 per unit. The potential distribution increases presented are consistent with Antero Midstream's 2017 annual distribution growth guidance of 28% to 30%. This information is presented for illustrative purposes only and is not intended to be a prediction of our actual future performance.



Illustrative Example: AMGP Cash Available for Distribution and Distribution per Share[1][2][3]

Antero Midstream Hypothetical Distribution per Unit	$0.62	$0.80	$1.03	$ 1.33	$ 1.71	$2.21	$2.85
AMGP Hypothetical Distribution per Common Share[3]	$0.00	$0.00	$0.04	$ 0.22	$ 0.44	$0.73	$1.10
% Growth	*NA%*	*NA%*	*NA%*	*422.6%*	*100.7%*	*66.0%*	*50.9%*

(1) Amounts shown in the graph above represent our potential cash available for distribution assuming different hypothetical distributions by Antero Midstream on its outstanding common units. Per-unit amounts shown are based on 185,793,884 common units outstanding as of February 28, 2017. The issuance of additional common units by Antero Midstream, including common units issued from time to time under Antero Midstream's at-the-market equity offering program, may decrease cash distributions by Antero Midstream on its IDRs, which, in turn, would reduce our cash available for distribution.

(2) AMGP cash available for distribution based on total IDR distributions from Antero Midstream, less (i) distributions to be paid to or reserved for Series B Holders, (ii) general and administrative expenses and (iii) U.S. federal and state income taxes, (assuming a 38% effective income tax rate).

(3) Represents our cash available for distribution, divided by an assumed 186,170,213 common shares outstanding.

As demonstrated in the graph above, we expect our cash available for distribution to grow at a multiple of the underlying rate of growth of Antero Midstream's distributions on its units. Accordingly, our primary business objective is to increase our cash available for distribution to our shareholders through Antero Midstream's execution of its business strategy. The impact of changes in Antero Midstream's per unit cash distribution levels on our cash available for distribution will vary depending on several factors, including the number of outstanding Antero Midstream common units on the record date for cash distributions. In addition, the level of our cash available for distribution is subject to risks associated with the underlying business of, and an investment in, Antero Midstream. Please read "Risk Factors—Risks Related to Antero Midstream's Business." If one or more of these risks were to occur, Antero Midstream's cash available for distribution would decrease, which would decrease the distributions paid to IDR LLC and, in turn, the distributions IDR LLC pays to us. Please read "Risk Factors—Risks Inherent in an Investment in Us—A reduction in Antero Midstream's distributions will disproportionately affect the amount of cash distributions on the IDRs." Such a decrease would reduce our cash available for distribution and the distributions we pay our shareholders.

We expect our quarterly cash distributions for the twelve-month period ending June 30, 2018 to total $0.32 per common share. In general, distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, but instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Please read "Summary—The Offering—Material U.S. Federal Income Tax Consequences."

How Our Partnership Agreement Terms Differ from Those of Other Publicly Traded Partnerships

Although we are organized as a limited partnership, the terms of our partnership agreement differ from those of Antero Midstream and many other publicly traded partnerships. For example:

- Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have incentive distribution rights that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per share distribution.

- Distributions on the common shares will be treated as distributions on corporate stock for federal income tax purposes. No Schedule K-1s will be issued with respect to the common shares, instead holders of common shares will receive a Form 1099 with respect to distributions received on the common shares. Like distributions on corporate stock, our distributions will only be treated as dividends to the extent of our current or accumulated earnings and profits (as computed for U.S. federal income tax purposes).

For a more complete description of the terms of our partnership agreement, please read the summaries in "Description of Our Common Shares" and "Description of Our Partnership Agreement," as well as Appendix A—Agreement of Limited Partnership of Antero Midstream GP LP.

Legal Proceedings

We are not currently a party to any legal proceedings. Antero Midstream is a party to various legal proceedings and/or regulatory proceedings incidental to its business. Any adverse result in these proceedings could result in a reduction in the cash that Antero Midstream distributes to IDR LLC, which in turn, would reduce the cash we have available to distribute to our shareholders.

Antero Midstream maintains insurance policies with insurers in amounts and with coverage and deductibles that it, with the advice of Antero Midstream's insurance advisors and brokers, believe are reasonable and prudent. Neither we nor Antero Midstream can, however, assure you that this insurance will be adequate to protect Antero Midstream from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

Employees

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and our general partner will pay Antero Resources an annual fee for corporate, general and administrative services. This fee will initially be $0.5 million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the CPI. The fee will also be subject to adjustment to reflect any increase in the cost of providing services due to changes in applicable law, rules or regulations and any increase in the scope and extent of the services provided. The fee will not be decreased below the initial fee unless the type or extent of services provided materially decreases. In addition to the general and administrative services provided to us by Antero Resources we also expect to incur direct annual expenses of approximately $1.5 million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, including income taxes payable by us.

development program. Antero Midstream believes that organic projects will be a key driver of its growth in the future and expects to construct additional gathering systems, compressor stations, processing and fractionation plants and water handling and treatment assets to meet Antero Resources' significant long-term production growth expectations. We believe Antero Midstream's organic growth strategy generally provides more attractive returns and project economics than an approach based on third-party acquisitions or sponsor drop-downs, as it avoids the risks and costs associated with the competitive acquisition market and the reliance on capital markets for acquisition financing. Additionally, Antero Midstream's significant acreage dedication and relationship with Antero Resources provides Antero Midstream with increased visibility into the timing and magnitude of Antero Resources' development program, supporting a just-in-time approach to infrastructure investment and further enhancing project economics.

• *Growing Antero Midstream's business through Antero Resources' continuing expansion of its acreage footprint in the Marcellus and Utica Shales.* Antero Resources' management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties. From its initial public offering in 2013 through 2016, Antero Resources has increased its overall acreage position by 45%, driving incremental greenfield expansion projects.

• *Expanding beyond existing services to operate across the midstream value chain.* While traditionally Antero Midstream has provided gathering, compression and water services to Antero Resources, Antero Midstream has recently expanded its midstream services to include natural gas processing and C3+ NGL fractionation through its interest in the Joint Venture. In addition, Antero Midstream may expand its existing services to include other midstream services such as long-haul interstate pipelines, NGL product pipelines, terminaling and storage to be provided to Antero Resources and other third parties. Antero Midstream expects significant growth in demand for all of its midstream services as a result of the anticipated production growth from Antero Resources and third parties based on the increasing productivity of completed wells and low cost nature of the Marcellus and Utica Shales.

• *Expanding Antero Midstream's business by developing a third-party customer base in the most productive natural gas basins in North America in the future.* Antero Resources represented 99.86% of Antero Midstream's revenues for the year ended December 31, 2016, while third-party customers represented the remaining amount. While Antero Midstream will continue to devote substantially all of its resources to meeting Antero Resources' needs for the forseeable future, Antero Midstream expects to market its services to, and pursue customer relationships with, third-party producers in the future in the highly productive, low cost Marcellus and Utica Shales. We believe that Antero Midstream's significant footprint of gathering, compression, water handling and water treatment infrastructure in the Marcellus and Utica Shales provides it with a competitive advantage that we believe will allow Antero Midstream to attract third-party throughput volumes in the future. However, Antero Midstream's forecast contains no third-party volumes for the twelve-month period ending June 30, 2018.

Antero Midstream's Competitive Strengths

Antero Midstream is well-positioned to significantly grow distributions on its partnership interests, including its IDRs, by capitalizing on the following competitive strengths:

• *Sustainable outsized growth.* Antero Midstream commenced cash distributions on its IDRs in the third quarter of 2015. In addition, Antero Midstream's fourth quarter 2016 distribution of $0.28 per unit represented a 65% increase as compared to its minimum quarterly distribution of $0.17 per unit and represented the second quarter that Antero Midstream's distribution was above the 50% tier distribution target amount, entitling the IDRs to receive up to 50% of all incremental cash distributed in a given quarter after each common and subordinated unit of Antero Midstream

Antero Resources under the water services agreement is less than 100,000 barrels per day in 2017 and 120,000 barrels per day in 2018 and 2019. Additionally, Antero Midstream agreed to pay Antero Resources (i) $125 million in cash if Antero Midstream delivers 176,295,000 barrels or more of fresh water during the period between January 1, 2017 and December 31, 2019 and (ii) an additional $125 million in cash if Antero Midstream delivers 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. Antero Resources also agreed to pay Antero Midstream a fixed fee of $4.00 per barrel for wastewater treatment at the Antero Clearwater Facility and a fee per barrel for wastewater collected in trucks owned by Antero Midstream, in each case subject to annual CPI-based adjustments. Until the Antero Clearwater Facility is placed into service or Antero Midstream operates its own fleet of trucks for transporting wastewater, Antero Midstream will continue to contract with third parties to provide Antero Resources flowback and produced water services and Antero Resources will reimburse Antero Midstream for the third-party out-of-pocket costs plus 3%.

Processing

Prior to the Joint Venture, Antero Midstream did not have any processing or NGLs fractionation infrastructure. Antero Midstream has a right of first offer agreement with Antero Resources for gas processing and NGLs fractionation services, pursuant to which Antero Resources has agreed, subject to certain exceptions, not to procure any gas processing or NGLs fractionation services with respect to its production (other than production subject to a pre-existing dedication) without first offering Antero Midstream the right to provide such services.

Antero Resources' Existing Third-Party Commitments

Excluded Acreage

Antero Resources previously dedicated a portion of its acreage in the Marcellus Shale to certain third parties' gathering and compression services. Antero Midstream refers to this acreage dedication as the "excluded acreage." As of December 31, 2016, the excluded acreage consisted of approximately 173,000 of Antero Resources' existing gross acres. At that same date, 609 of Antero Resources' 3,630 potential horizontal well locations were located within the excluded acreage.

Other Commitments

In addition to the excluded acreage, Antero Resources has entered into take-or-pay contracts with volume commitments for certain third parties' high pressure gathering and compression services.

Antero Midstream's Title to Properties

Antero Midstream's real property is classified into two categories: (1) parcels that it owns in fee and (2) parcels in which its interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for Antero Midstream's operations. Portions of the land on which Antero Midstream's pipelines and major facilities are located are owned by it in fee title, and Antero Midstream believes that it has satisfactory title to these lands. The remainder of the land on which Antero Midstream's pipelines and major facilities are located are held by it pursuant to surface leases between Antero Midstream, as lessee, and the fee owner of the lands, as lessors. Antero Midstream has leased or owned these lands without any material challenge known to it relating to the title to the land upon which the assets are located, and Antero Midstream believes that it has satisfactory leasehold estates or fee ownership of such lands. Antero Midstream has no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by Antero Midstream or to its title to any material lease, easement, right-of-way, permit or lease, and Antero Midstream believes that it has satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

MANAGEMENT

Our Management and Governance

Our general partner will manage our operations and activities. Our shareholders are limited partners and will not participate in the management of our operations. As a general partner, our general partner is liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Our general partner has the sole discretion to incur indebtedness or other obligations on our behalf on a non-recourse basis to the general partner.

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources. As a result, the services agreement will provide for our payment of an annual fee to Antero Resources for corporate, general and administrative services. This fee will initially be $0.5 million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the CPI. The fee will also be subject to adjustment to reflect any increase in the cost of providing services due to changes in applicable law, rules or regulations and any increase in the scope and extent of the services provided. The fee will not be decreased below the initial fee unless the type or extent of services provided materially decreases. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $1.5 million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax services and (vii) accounting services. We will be responsible for all of these direct expenses, and income taxes payable by us. Please read "Certain Relationships and Related Party Transactions—Services Agreement."

We expect that all of the officers and a majority of the directors of our general partner will also be officers or directors of Antero Resources and Antero Midstream. Our general partner's executive officers expect to spend the substantial majority of their time managing the business of Antero Midstream and Antero Resources, which benefits us as Antero Midstream's performance will determine our success. We currently anticipate that these officers will spend less than 10% of their time on our business, as distinct from Antero Midstream's and Antero Resources' businesses. The actual time devoted by these officers to managing our business as well as Antero Midstream's and Antero Resources' will fluctuate as a result of the relative activity level between the two entities. The amount of incremental time spent by non-officer directors who serve on both boards will depend to some extent on committee assignments, but our general partner estimates that such directors will spend less than 20% more time by serving on the board of directors of our general partner. Upon completion of the offering, we will have five independent directors as defined by the rules of the NYSE.

In addition to the fee and expenses described above, we will reimburse Antero Resources for costs and expenses to the extent that such costs and expenses are directly allocable to the provision of services to us, our general partner, or our subsidiaries (other than Antero Midstream and its subsidiaries), including expenses associated with insurance coverage, recurring costs associated with being a separate publicly traded entity, and taxes, other than payroll taxes, or other direct operating expenses, paid by Antero Resources for our benefit. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain our legal existence and good standing. There is no limit on the amount of fees and expenses we may be required to pay to affiliates of our general partner on our behalf pursuant to the services agreement.

Upon the completion of the Reorganization, the directors of our general partner will be designated by the Sponsors. For additional information regarding the designation of the directors of our general partner and AMP GP, please read "—Designation of Directors."

Directors and Executive Officers of Our General Partner and Antero Midstream

The following table sets forth certain information with respect to the executive officers and directors of our general partner. The table also shows certain individuals who serve as directors of the general partner of Antero Midstream who are not currently directors of our general partner. Directors will serve until their successors are duly elected and qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board of directors. There are no family relationships among any of the directors or executive officers of our general partner. Ages shown are as of February 28, 2017.

Name	Age	Position With Our General Partner	Position With Antero Midstream's General Partner
Paul M. Rady	63	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
Glen C. Warren, Jr.	61	Director, President and Secretary	Director, President and Secretary
Michael N. Kennedy	42	Chief Financial Officer and Senior Vice President—Finance	Chief Financial Officer and Senior Vice President—Finance
Kevin J. Kilstrom	62	Senior Vice President—Production	Senior Vice President—Production
Alvyn A. Schopp	58	Chief Administrative Officer, Regional Senior Vice President and Treasurer	Chief Administrative Officer, Regional Senior Vice President and Treasurer
Ward D. McNeilly	66	Senior Vice President—Reserves, Planning and Midstream	Senior Vice President—Reserves, Planning and Midstream
Peter R. Kagan	48	Director	Director
W. Howard Keenan, Jr.	67	Director	Director
James R. Levy	40	Director	—
Brooks J. Klimley	59	Director Nominee	Director
Rose M. Robeson	57	Director Nominee	—
John C. Mollenkopf	56	—	Director
Richard W. Connor	67	—	Director
David A. Peters	58	—	Director

Paul M. Rady has served as Chief Executive Officer of our general partner since January 2017 and as Chairman of the Board of Directors of our general partner since April 2017 and has served as Chief Executive Officer and Chairman of the Board of Directors of the general partner of Antero Midstream since February 2014. Mr. Rady was a co-founder and served as Chief Executive Officer and Chairman of the Board of Directors of Antero Resources since May 2004 and of its predecessor company from its founding in 2002 to its sale to XTO Energy, Inc. in April 2005. Prior to Antero Resources, Mr. Rady served as President, CEO and Chairman of Pennaco Energy from 1998 until its sale to Marathon in early 2001. Prior to Pennaco, Mr. Rady was with Barrett Resources from 1990 until 1998 where he initially was recruited as Chief Geologist in 1990, then served as Exploration Manager, EVP Exploration, President, COO and Director and ultimately CEO. Mr. Rady began his career with Amoco where he served 10 years as a geologist focused on the Rockies and Mid-Continent. Mr. Rady holds a B.A. in Geology from Western State College of Colorado and M.Sc. in Geology from Western Washington University.

Mr. Rady's significant experience as a chief executive of oil and gas companies, together with his training as a geologist and broad industry knowledge, enable Mr. Rady to provide the board with executive counsel on a full range of business, strategic and professional matters.

Treasurer from 2003 to 2005 and as Vice President of Accounting and Administration and Treasurer of Antero Resources' predecessor company, Antero Resources Corporation, from January 2005 until its sale to XTO Energy, Inc. in April 2005. From 1993 to 2000, Mr. Schopp was CFO, Director and ultimately CEO of T-Netix. From 1980 to 1993 Mr. Schopp was with KPMG LLP, most recently as a Senior Manager. Mr. Schopp holds a B.B.A. from Drake University.

Ward D. McNeilly has served as our Senior Vice President of Reserves, Planning and Midstream since April 2017 and has served as Senior Vice President of Reserves, Planning and Midstream of Antero Midstream's general partner since January 2016, prior to which he served as Vice President of Reserves, Planning and Midstream of Antero Midstream's general partner beginning in February 2014. Mr. McNeilly also has served as Senior Vice President of Reserves, Planning & Midstream of Antero Resources since January 2016, prior to which he served as Vice President of Reserves, Planning & Midstream of Antero Resources beginning in October 2010. Mr. McNeilly has 37 years of experience in oil and gas asset management, operations, and reservoir management. From 2007 to October 2010, Mr. McNeilly was BHP Billiton's Gulf of Mexico Operations Manager. From 1996 through 2007, Mr. McNeilly served in various North Sea and Gulf of Mexico Deepwater operations and asset management positions with Amoco and then BP. Mr. McNeilly served in a number of different domestic and international positions with Amoco from 1979 to 1996. Mr. McNeilly holds a B.S. in Geological Engineering from the Mackay School of Mines at the University of Nevada.

Peter R. Kagan has served as a director of our general partner since April 2017. Mr. Kagan has also served as a director of Antero Midstream since February 2014 and a director of Antero Resources since 2004. Mr. Kagan has been with Warburg Pincus since 1997 where he leads the firm's investment activities in energy and natural resources. He is a Partner of Warburg Pincus & Co. and a Managing Director of Warburg Pincus LLC. He is also a member of Warburg Pincus LLC's Executive Management Group. Mr. Kagan received a B.A. degree cum laude from Harvard College and J.D. and M.B.A. degrees with honors from the University of Chicago. Prior to joining Warburg Pincus, he worked in investment banking at Salomon Brothers in both New York and Hong Kong. Mr. Kagan currently also serves on the boards of directors of the following public companies: Laredo Petroleum Holdings, Inc., MEG Energy Corp. and Targa Resources Corp., as well as the boards of several private companies. In addition, he is a director of Resources for the Future and a trustee of Milton Academy.

Mr. Kagan has significant experience with energy companies and investments and broad knowledge of the oil and gas industry. We believe his background and skill set make Mr. Kagan well-suited to serve as a member of our board of directors.

W. Howard Keenan, Jr. has served as a director of our general partner since April 2017. Mr. Keenan has also served as a director of Antero Midstream since February 2014 and a director of Antero Resources since 2004. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. He is serving or has served in the last five years as a director of the following public companies: Concho Resources; Geomet Inc.; and Ramaco Resources, as well as multiple Yorktown Partners portfolio companies. In addition, Mr. Keenan holds an B.A. degree cum laude from Harvard College and an M.B.A. degree from Harvard University.

Mr. Keenan has significant experience with energy companies and investments and broad knowledge of the oil and gas industry. We believe his background and skill set make Mr. Keenan well-suited to serve as a member of our board of directors.

James R. Levy has served as a director of our general partner since April 2017 and will join the audit committee of the board of directors of our general partner in connection with our listing on the NYSE. Mr. Levy has also served as a director of Antero Resources since October 2013, where he serves on the compensation committee. Mr. Levy joined Warburg Pincus in 2006 and focuses on investments in the energy industry. Mr. Levy is a Partner of Warburg Pincus & Co. and a Managing Director of Warburg Pincus LLC. Prior to joining Warburg Pincus, Mr. Levy worked as a private equity investor at Kohlberg & Company and in M&A advisory at Wasserstein Perella & Co. Mr. Levy currently serves on the board of directors of Laredo Petroleum as well as the board of directors of several private companies. In addition, he is a trustee of Prep for Prep. Mr. Levy received a Bachelor of Arts degree from Yale University.

Mr. Levy has significant experience with energy companies and investments and broad knowledge of the oil and gas industry. We believe his background and skill set make Mr. Levy well-suited to serve as a member of our board of directors.

Brooks J. Klimley has agreed to join the board of our general partner in connection with our listing on the NYSE and will serve as a member of the audit committee. Mr. Klimley has served as a director of Antero Midstream, where he has served as a member of the audit committee, since March 2015 and will continue to serve as a director of Antero Midstream until he joins the board of our general partner. In 2013, Mr. Klimley joined The Silverfern Group, which is focused on private equity co-investments, after a nearly 25 year career leading investment banking practices covering the energy and mining sectors. In addition, he has served as an Adjunct Professor at Columbia University's graduate schools of business and international affairs since 2010. Previously, Mr. Klimley acted as President of Brooks J. Klimley & Associates, an energy advisory services firm focused on strategy and capital raising for energy and natural resources companies. Prior to founding his own firm in 2009, Mr. Klimley acted as the President of CIT Energy and held senior leadership positions at a number of financial institutions, including Citicorp, Bear Stearns, UBS and Kidder, Peabody. Mr. Klimley holds a dual B.A./M.A. in Jurisprudence (Law) from Oxford University and a joint degree in Economics and History from Columbia University.

Mr. Klimley has significant experience with energy companies and investments and broad knowledge of the oil and gas industry. We believe his background and skill set make Mr. Klimley well-suited to serve as a member of our board of directors.

Rose M. Robeson has agreed to join the board of directors of our general partner in connection with our listing on the NYSE and will serve as chairman of the audit committee. Prior to her retirement in March 2014, Ms. Robeson was Senior Vice President & Chief Financial Officer of DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP from May 2012 until January 2014. Ms. Robeson also served as Group Vice President and Chief Financial Officer of DCP Midstream LLC from January 2002 to May 2012. Ms. Robeson served as a director of American Midstream GP, LLC, the general partner of American Midstream Partners, LP (NYSE: AMID) from June 2014 to June 2016. Ms. Robeson earned her B.S. degree in accounting from the Northwest Missouri State University. Ms. Robeson became a certified public accountant in 1983 and her license is currently inactive. Ms. Robeson is a member of the board of directors of SM Energy, an independent energy company engaged in the acquisition, development, and production of crude oil, natural gas and natural gas liquids in onshore North America, and serves as Audit Committee Chair. Ms. Robeson is also a director of Tesco Corporation (Nasdaq: TESO), a global leader in the design assembly and service delivery of technology-based solutions for the upstream energy industry and serves on both the Audit and Compensation committees.

Ms. Robeson brings to the Board 30 years of experience in various aspects of the oil and gas industry, including exploration and production, midstream and refining and marketing. She also has significant financial management, risk management and accounting oversight experience, which is important in the oversight of our financial reporting and risk management functions. Ms. Robeson's service on other public company boards enhances her strong corporate governance background. We believe her background and skill set make Ms. Robeson well-suited to serve as a member of our board of directors and as Chairman of the audit committee.

John C. Mollenkopf has served as a director of Antero Midstream's general partner since April 2017. Mr. Mollenkopf retired from MPLX, L.P. (NYSE:MPLX) in October 2016. He previously served MPLX as Executive Vice President and Chief Operating Officer, MarkWest operations, from December 2015 through September 2016 following the merger of MPLX and MarkWest Energy Partners, L.P. ("MarkWest Energy Partners"). From 2011 through 2015, he served as Executive Vice President and Chief Operating Officer of MarkWest Energy Partners. Mr. Mollenkopf began his employment with MarkWest Hydrocarbon, Inc. in 1996 as Manager New Projects and progressed to General Manager and later to Vice President of the Michigan Business unit. In 2002, Mr. Mollenkopf was one of the founders of MarkWest Energy GP, LLC, the general partner of MarkWest Energy Partners. Between 2002 and 2011, Mr. Mollenkopf served MarkWest Energy Partners as Vice President—Business Development, Senior Vice President—Southwest Business Unit, Senior Vice President and Chief Operations Officer, Senior Vice President and Chief Operating Officer. Between 1982 and 1996, Mr. Mollenkopf worked for ARCO Oil and Gas Company in California and Texas, holding positions of increasing responsibility in facilities, project, process and plant engineering as well as operations supervision. Mr. Mollenkopf holds a Bachelor of Science degree in mechanical engineering from the University of Colorado at Boulder 1983. He serves on the Engineering Advisory Council for the college of engineering at the University of Colorado at Boulder.

Richard W. Connor has served as a director of Antero Midstream's general partner since November 2014. Prior to his retirement in September 2009, Mr. Connor was an audit partner with KPMG LLP, or KPMG, where he principally served publicly traded clients in the energy, mining, telecommunications, and media industries for 38 years. Mr. Connor was elected to the partnership in 1980 and was appointed to KPMG's SEC Reviewing Partners Committee in 1987 where he served until his retirement. From 1996 to September 2008, he served as the Managing Partner of KPMG's Denver office. Mr. Connor earned his B.S. degree in accounting from the University of Colorado. Mr. Connor is a member of the board of directors of Zayo Group LLC, a provider of bandwidth infrastructure and colocation services. Mr. Connor is also a director of Centerra Gold, Inc. (TSX: CG.T), a Toronto-based gold mining company listed on the Toronto Stock Exchange.

David A. Peters has served as a director of Antero Midstream's general partner since November 2014. Mr. Peters served as a director of TransMontaigne GP L.L.C., the general partner of TransMontaigne Partners L.P. (NYSE: TLP), from May 2005 to August 2014, and served as a member of the audit and compensation committees and as the chair of the conflicts committee. Since 1999, Mr. Peters has been a business consultant with a primary client focus in the energy sector. In addition, Mr. Peters also served as a member of the board of directors of QDOBA Restaurant Corporation from 1998 to 2003. From 1997 to 1999, Mr. Peters was a managing director of a private investment fund, and from 1995 to 1997 he served as an executive vice president at Duke Energy Field Services/PanEnergy Field Services Inc., responsible for natural gas gathering, compression and storage operations. Prior to joining Duke Energy Field Services/PanEnergy Field Services Inc., Mr. Peters held various positions with Associated Natural Gas Corporation, and from 1980 to 1984, he worked in the audit department of Peat Marwick Mitchell & Co. Mr. Peters holds a B.B.A. from the University of Michigan.

Designation of Directors

Our general partner's limited liability company agreement will provide for a board of directors consisting of up to eight members. For so long as each Sponsor, together with its respective affiliates, which we refer to as the "designating parties," directly or indirectly owns at least 3% of our outstanding common shares as of a date of determination, such party will be entitled to designate one director to our general partner's board of directors, and for so long as Warburg, together with its affiliates, directly or indirectly owns at least 12% of our outstanding common shares as of a date of determination, Warburg shall be entitled to designate a second director to our general partner's board of directors. We refer to this 3% threshold for the designating parties as the "minimum ownership requirement." For purposes of calculating the minimum ownership requirement with respect to a specific Series B Holder as of a date of determination, such party's Series B Units will be treated as if they had vested and been redeemed for our common shares as of such date; however, in calculating the minimum ownership requirement, no effect will be given to any dilution arising from our issuance of new common shares following the completion of this offering. In no event will more than four designating parties be entitled to designate a director to our general partner's board of directors at any point in time. In the event that any designating party's ownership level falls below the minimum ownership requirement, such party will automatically forfeit its designation right and its interest in AMGP GP, and the directors then designated by such party will be removed from our general partner's board of directors. In the event there are only two designating parties entitled to designate a director to our general partner's board of directors, the minimum ownership requirement will be reduced from 3% to 1% of our outstanding common shares as of a date of determination, and neither of the two remaining designating parties shall be required to forfeit its designation right and its interest in AMGP GP unless both remaining designating parties fall below the 1% minimum ownership requirement. In the event that both remaining designating parties fall below the 1% minimum ownership requirement, holders of our common shares shall be entitled to elect all of the members of our general partner's board of directors.

For the avoidance of doubt, prior to the liquidation of Antero Investment in connection with the Reorganization, Warburg will be entitled to appoint two members of our general partner's board of directors and each of the other Sponsors will be entitled to appoint one member of our general partner's board of directors.

In addition, three of the remaining members of our general partner's board of directors must be "independent" (as defined in applicable NYSE and SEC rules) and eligible to serve on the audit committee. These directors will be selected by the directors designated by the designating parties as provided in the limited liability company agreement of our general partner. Because we are a limited partnership, the listing standards of the NYSE do not require that our general partner's board of directors include a majority of independent directors. At least one director on our general partner's board of directors must meet the criteria for service on a conflicts committee in accordance with our partnership agreement.

The membership interests in our general partner generally may not be transferred in private (non-exchange) transactions other than in the case of specified permitted transfers. Any other transfers would be subject to transfer restrictions in favor of the other owners of our general partner, including us or our designee.

Our Board Committees

We expect that the board of directors of our general partner will have an audit committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and Antero Resources employees. The board of directors of our general partner may establish a conflicts committee to review specific matters that the board believes may involve conflicts of interest.

Audit Committee

Our general partner will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the year following this offering. We expect that three directors will be appointed to serve on our audit committee in connection with our listing on the NYSE and that Rose M. Robeson will be appointed as the chairman of the audit committee. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent

Common Shares Available for Awards

An aggregate of 214,096 of our common shares will be available for issuance under the 2017 LTIP. If an award under the 2017 LTIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, or cancelled without having been fully exercised or forfeited, any unused common shares subject to the award will again be available for new grants under the 2017 LTIP. Awards granted under the 2017 LTIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity's merger or consolidation with us or our acquisition of the entity's property or stock will not reduce the common shares available for grant under the 2017 LTIP, but will count against the maximum number of common shares that may be issued upon the exercise of incentive options.

Awards

The 2017 LTIP will provide for the grant, from time to time at the discretion of the plan administrator, subject to applicable law, of equity awards, restricted shares, restricted share units, options, including incentive options, or ISOs, and nonqualified options, or NSOs, share appreciation rights, or SARs, distribution equivalent rights and other share- or cash-based awards. The purpose of awards under the 2017 LTIP is to provide additional incentive compensation to individuals providing services to us and our affiliates, and to align the economic interests of such individuals with the interests of our shareholders. Certain awards under the 2017 LTIP may constitute or provide for payment of "nonqualified deferred compensation" under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. All awards under the 2017 LTIP is will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

- *Options and SARs.* Options provide for the purchase of common shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the common shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of an option and SAR will not be less than 100% of the fair market value of the underlying common share on the grant date (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of an option and SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). If, prior to the end of the term of an option or SAR, the participant is given notice of termination of employment or other relationship by the Company or one of its affiliates for "cause," and the effective date of such employment or other termination is subsequent to the date of the delivery of such notice, the right to exercise the option or SAR, as applicable, shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the participant's employment or other relationship shall not be terminated for cause as provided in such notice or (ii) the effective date of such termination of employment or other relationship (in which case the right to exercise the option or SAR, as applicable, shall terminate immediately upon the effective date of such termination of employment or other relationship).

- *Restricted Shares and Restricted Share Units.* A restricted share is a common share that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common share that is not subject to forfeiture. A restricted share unit is a notional share that entitles the grantee to receive a common share upon the vesting of the restricted share unit or on a deferred basis upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair directors and executive officers of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Percentage of Common Shares Beneficially Owned Before this Offering[1]	Number of Common Shares Offered (Assuming No Exercise of the Underwriters' Over-Allotment Option)[1]	Number of Common Shares Offered (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)[1]	Number of Common Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option) Number	Percentage	Number of Common Shares Beneficially Owned After this Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full) Number	Percentage
Antero Resources Investment LLC[2]	100%	37,234,043	42,819,149	148,936,170	80.0%	143,351,064	77.0%
AMGP GP LLC[3]	—%	—	—	—	—%	—	—%
Paul M. Rady	—%	—	—	—	—%	—	—%
Glen C. Warren, Jr.	—%	—	—	—	—%	—	—%
Alvyn A. Schopp	—%	—	—	—	—%	—	—%
Kevin J. Kilstrom	—%	—	—	—	—%	—	—%
Ward D. McNeilly	—%	—	—	—	—%	—	—%
Peter R. Kagan[4]	—%	—	—	—	—%	—	—%
James R. Levy[4]	—%	—	—	—	—%	—	—%
W. Howard Keenan, Jr.[5]	—%	—	—	—	—%	—	—%
Michael N. Kennedy	—%	—	—	—	—%	—	—%
Brooks J. Klimley[6]	—%	—	—	—	—%	—	—%
Rose M. Robeson	—%	—	—	—	—%	—	—%
All Directors and Executive Officers as a group (11 persons)	—%	—	—	—	—%	—	—%

(1) Antero Investment will own 100% of the limited liability company interests in Antero Resources Midstream Management LLC ("ARMM") prior to its conversion from a limited liability company into Antero Midstream GP LP, a limited partnership, in connection with the Reorganization. Please read "Organizational Structure—Reorganization." All of the common shares being sold in this offering, including common shares sold in connection with the exercise of the underwriters' option to purchase additional common shares, are being offered by Antero Investment as the selling shareholder.

(2) Under Antero Investment's amended and restated limited liability company agreement, the voting and disposition of any of our common shares held by Antero Investment will be controlled by its board of directors. The board of directors of Antero Investment, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero Investment's board of directors disclaims beneficial ownership of any of our securities held by Antero Investment.

(3) In connection with the Reorganization, AMGP GP will be admitted as the managing member of ARMM. Upon the conversion of ARMM into a limited partnership, AMGP GP's managing member interest in ARMM will be converted to a non-economic general partner interest in us, and AMGP GP will become our general partner. Under our general partner's limited liability company agreement, the voting and disposition of any of our common shares held by our general partner will be controlled by the board of directors of our general partner. The board of directors of our general partner, which acts by majority approval, comprises Paul M. Rady, Glenn C. Warren, Jr., Peter R. Kagan, W. Howard Keenan, Jr., James R. Levy and Rose M. Robeson. Each of the members of our general partner's board of directors disclaims beneficial ownership of any of our securities held by our general partner.

(4) Has a mailing address of c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(5) Has a mailing address of 410 Park Avenue, 19th Floor, New York, New York 10022.

(6) Has a mailing address of 599 Lexington Avenue, 47th Floor, New York, New York 10022.

Antero Midstream Partners LP

The following table sets forth, as of April 13, 2017, the number of common units of Antero Midstream owned by each of the named executive officers and directors (including director nominees) of our general partner and all executive officers and directors (including director nominees) of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned
Paul M. Rady	129,188	*%
Glen C. Warren, Jr.	88,518	*%
Alvyn A. Schopp	59,298	*%
Kevin J. Kilstrom	59,298	*%
Ward D. McNeilly	53,258	*%
Peter R. Kagan[1]	9,601	*%
James R. Levy[1]	—	*%
W. Howard Keenan, Jr.[2]	9,601	*%
Michael N. Kennedy	37,578	*%
Brooks J. Klimley[3]	9,655	*%
Rose M. Robeson	—	*%
All directors and executive officers as a group (11 persons)	456,035	*%

* Less than 1%.

(1) Has a mailing address of c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(2) Has a mailing address of 410 Park Avenue, 19th Floor, New York, New York 10022.

(3) Has a mailing address of 599 Lexington Avenue, 47th Floor, New York, New York 10022.

Antero Resources Corporation

The following table sets forth, as of April 13, 2017, the number of shares of common stock of Antero Resources owned by each of the named executive officers and directors (including director nominees) of our general partner and all executive officers and directors (including director nominees) of our general partner as a group. Unless otherwise noted, the address of each beneficial owner named in the chart below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Paul M. Rady[(1)(2)]	15,975,303	5.1%
Glen C. Warren, Jr.[(3)(4)(5)]	10,302,357	3.3%
Alvyn A. Schopp	1,134,759	*%
Kevin J. Kilstrom	327,240	*%
Ward D. McNeilly	285,281	*%
Peter R. Kagan[(6)(7)(8)(9)(10)(11)]	56,988,417	*%
James R. Levy[(6)(7)(8)(9)(10)(11)]	56,778,587	*%
W. Howard Keenan, Jr.[(12)(13)(14)(15)(16)(17)]	16,646,190	*%
Michael N. Kennedy	195,306	*%
Brooks J. Klimley[(18)]	—	*%
Rose M. Robeson	—	*%
All directors and executive officers as a group (11 persons)	28,695,040	9.1%

---

* Less than 1%.

(1) Includes 2,820,806 units held by Salisbury Investment Holdings LLC ("Salisbury") and 2,461,712 units held by Mockingbird Investments LLC ("Mockingbird"). Mr. Rady owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. Mr. Rady owns a 3.68% limited liability company interest in Mockingbird, and a trust under his control owns the remaining 96.32%. Mr. Rady disclaims beneficial ownership of all units held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(2) Includes 374,258 units that remain subject to vesting and options to purchase 50,000 units that expire ten years from the date of grant, or April 15, 2025.

(3) Mr. Warren indirectly owns seven units purchased by a family member, and these units are included because of his relation to the purchaser. Mr. Warren disclaims beneficial ownership of all units reported except to the extent of his pecuniary interest therein.

(4) Includes 3,847,251 units held by Canton Investment Holdings LLC ("Canton"). Mr. Warren is the sole member of Canton. Mr. Warren disclaims beneficial ownership of all units held by Canton except to the extent of his pecuniary interest therein.

(5) Includes 249,557 units that remain subject to vesting and options to purchase 33,332 units that expire ten years from the date of grant, or April 15, 2025.

(6) Has a mailing address of c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(7) The Reporting Person is a Partner of Warburg Pincus & Co., a New York general partnership ("WP"), and a Member and Managing Director of Warburg Pincus LLC, a New York limited liability company ("WP LLC"). The Warburg Pincus Entities (as defined below) collectively own 56,712,287 shares of common stock, par value $0.01 per share, of Antero Resources, as of the date hereof.

(8) All shares of Antero Resources indicated as indirectly owned by the Reporting Person are included because of his affiliation with the Warburg Pincus Entities, due to which Mr. Kagan and Mr. Levy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities and Exchange Act of 1934, as amended) in an indeterminate portion of the shares of Antero Resources owned by the Warburg Pincus Entities. Mr. Kagan and Mr. Levy disclaim beneficial ownership of all shares of Antero Resources attributable to the Warburg Pincus Entities except to the extent of his direct pecuniary interest therein.

(9) The Warburg Pincus funds are Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII", and together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands ("WP VIII CV I"), and WP-WPVIII Investors, L.P., a Delaware limited partnership ("WP-WPVIII Investors"), collectively, the "WP VIII Funds"), Warburg Pincus Private Equity X, L.P., a

Delaware limited partnership ("WP X"), Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WP X Partners", and together with WP X, the "WP X Funds"), and Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership ("WP X O&G"). WP-WPVIII Investors GP L.P., a Delaware limited partnership ("WP-WPVIII GP"), is the general partner of WP-WPVIII Investors. Warburg Pincus X, L.P., a Delaware limited partnership ("WP X GP"), is the general partner of each of the WP X Funds and WP X O&G.

(10) Warburg Pincus X GP L.P., a Delaware limited partnership ("WP X GP LP"), is the general partner of WP X GP. WPP GP LLC, a Delaware limited liability company ("WPP GP"), is the general partner of WP-WPVIII GP and WP X GP LP. Warburg Pincus Partners, L.P., a Delaware limited partnership ("WP Partners"), is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I. Warburg Pincus Partners GP LLC, a Delaware limited liability company ("WP Partners GP"), is the general partner of WP Partners. WP is the managing member of WP Partners GP. WP LLC is the manager of each of the WP VIII Funds, the WP X Funds and WP X O&G.

(11) Each of the WP VIII Funds, the WP X Funds, WP X O&G, WP-WPVIII GP, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the "Warburg Pincus Entities."

(12) Has a mailing address of 410 Park Avenue, 19th Floor, New York, New York 10022.

(13) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for Section 16 or any other purpose.

(14) 235,380 shares of common stock, par value $0.01 per share, of Antero Resources are owned directly by Yorktown Energy Partners V, L.P. ("Yorktown V"). The reporting person is a member and manager of Yorktown V Company LLC, the general partner of Yorktown V.

(15) 215,319 shares of common stock, par value $0.01 per share, of Antero Resources are owned directly by Yorktown Energy Partners VI, L.P. ("Yorktown VI"). The reporting person is a member and manager of Yorktown VI Associates LLC, the general partner of Yorktown VI Company LP, the general partner of Yorktown VI.

(16) 5,368,049 shares of common stock, par value $0.01 per share, of Antero Resources are owned directly by Yorktown Energy Partners VII, L.P. ("Yorktown VII"). The reporting person is a member and manager of Yorktown VII Associates LLC, the general partner of Yorktown VII Company LP, the general partner of Yorktown VII.

(17) 10,425,078 shares of common stock, par value $0.01 per share, of Antero Resources are owned directly by Yorktown Energy Partners VIII, L.P. ("Yorktown VIII"). The reporting person is a member and manager of Yorktown VIII Associates LLC, the general partner of Yorktown VIII Company LP, the general partner of Yorktown VIII.

(18) Has a mailing address of 599 Lexington Avenue, 47th Floor, New York, New York 10022.

quarter. Accordingly, when IDR LLC pays a make-whole distribution to a holder of newly-vested Series B Units that reduces the amount otherwise payable on our Series A Units, we will supplement the lower distributions we receive with the cash retained in prior periods so that our distributions remain constant.

In addition, the holders of interests in IDR LLC, including us, will be subject to tax on their proportionate share of any taxable income of IDR LLC and will be allocated their proportionate share of any taxable loss of IDR LLC.

Redemption Right

Each of the Series B Holders will have the right, upon delivery of written notice to IDR LLC, to require IDR LLC to redeem all or a portion of such holder's vested Series B Units for a number of our newly-issued common shares equal to the quotient determined by dividing (a) the product of (i) the Per Vested B Unit Entitlement and (ii) the number of vested Series B Units being redeemed by (b) the volume weighted average price of a common share for the 20 trading days ending on and including the trading day prior to the date of such notice, which we refer to as the "AMGP VWAP Price"; provided, however, that, in no event will the aggregate number of common shares issued by us pursuant to such redemptions exceed 6% of the aggregate number of issued and outstanding common shares. The Per Vested B Unit Entitlement will be calculated in accordance with the IDR LLC Agreement from time to time and will equal, as of a date of determination, the quotient obtained by dividing (a) the product of (i) the fair market value of IDR LLC (which for this purpose is based on our equity value and which shall be calculated on any date of determination by multiplying the AMGP VWAP Price and the number of then-outstanding common shares) as of such date minus $2.0 billion and (ii) the product of (A) 6%, (B) the percentage of authorized Series B Units that are outstanding and (C) the percentage of outstanding Series B Units that have vested by (b) the total number of vested Series B Units outstanding at such time.

In addition, upon the earliest to occur of (a) December 31, 2026, (b) a change of control of us or of IDR LLC or (c) a liquidation of IDR LLC, our general partner (on our behalf in our capacity as the managing member of IDR LLC) may redeem each outstanding Series B Unit in exchange for our common shares in accordance with the ratio described above, subject to certain limitations.

The above mechanisms are subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications.

Services Agreement

In connection with the closing of this offering, we, our general partner, IDR LLC and Antero Resources will enter into a services agreement, which will govern, among other things, certain administrative services that Antero Resources will provide to us.

Administrative Services and Fees

We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not outsourced) will be employed by Antero Resources, and we will pay Antero Resources an annual fee for corporate, general and administrative services. This fee will initially be $0.5 million per year and will be subject to adjustment on an annual basis, beginning on January 1, 2018, based on the CPI. The fee will also be subject to adjustment to reflect any increase in the cost of providing services due to changes in applicable law, rules or regulations and any increase in the scope and extent of the services provided. The fee will not be decreased below the initial fee unless the type or extent of services provided materially decreases. In addition to the general and administrative services provided to us by Antero Resources, we also expect to incur direct annual expenses of approximately $1.5 million per year for recurring costs associated with being a separate publicly traded entity, including expenses associated with (i) compensation for new directors, (ii) incremental director and officer liability insurance, (iii) listing on the NYSE, (iv) investor relations, (v) legal services, (vi) tax commissions, as applicable) to redeem an equal number of common units from the holders of AMGP Registrable Securities.

Conditions and Limitations; Expenses

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of AMGP Registrable Securities to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register AMGP Registrable Securities under the registration rights agreement will terminate when no AMGP Registrable Securities remain outstanding. AMGP Registrable Securities shall cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which Antero's rights under the registration rights agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. A "related person" is any director or executive officer of our general partner, any nominee for director, any unitholder known to us to be the beneficial owner of more than 5% of any class of our voting securities and any immediate family member of any such person and a "related person transaction" is generally a transaction in which we are, or our general partner or any of our subsidiaries is, a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of our chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our shareholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by the conflicts committee.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest" for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

Antero Midstream's Related Party Transactions with Antero Resources

On February 9, 2017, in connection with the payment of the fourth quarter distribution to Antero Midstream's unitholders of record on February 1, 2017, all of the subordinated units in Antero Midstream converted into common units on a one-for-one basis. As of February 23, 2017, Antero Resources owned 108,870,335 common units representing a 59% limited partner interest in Antero Midstream. Antero Investment owns and controls (and appoints all the directors of) Antero Midstream's general partner, which currently owns a non-economic general partner interest in us and, prior to the Reorganization, the IDRs.

Antero Midstream has entered into certain agreements with Antero Resources, as described in more detail below.

Registration Rights Agreement

Pursuant to the registration rights agreement Antero Midstream entered into with Antero Resources in connection with the closing of the Antero Midstream IPO, Antero Midstream may be required to register the sale of Antero Resources' (i) common units issued to it pursuant to the contribution agreement entered into in connection with the Antero Midstream IPO, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the Antero Midstream partnership agreement (together, the "AM Registrable Securities") in certain circumstances.

Demand Registration Rights

Antero Resources has the right to require Antero Midstream by written notice to register the sale of a number of their Registrable Securities in an underwritten offering. Antero Midstream is required to provide notice of the request within 10 days following the receipt of such demand request to all additional holders of AM Registrable Securities, if any, who may, in certain circumstances, participate in the registration. Antero Midstream is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $50,000,000. While Antero Midstream is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

Piggyback Registration Rights

If, at any time, Antero Midstream proposes to register an offering of its securities (subject to certain exceptions) for its own account, then Antero Midstream must give to Antero Resources the opportunity to allow it to include a specified number of AM Registrable Securities in that registration statement.

Redemptive Offerings

Antero Midstream may be required pursuant to the registration rights agreement to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from Antero Resources.

Conditions and Limitations; Expenses

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of AM Registrable Securities to be included in a registration and Antero Midstream's right to delay or withdraw a registration statement under certain circumstances. Antero Midstream will generally pay all registration expenses in connection with its obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register AM Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. AM Registrable Securities shall cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which Antero Resources' rights under the registration rights vote of the holders of a majority of the outstanding shares. The ownership of more than 20% of our outstanding shares by any person or group would give such persons the practical ability to prevent our general partner's removal. Upon completion of this offering and the Reorganization, including the liquidation of Antero Investment, the Sponsors will own substantially more than 20% of our outstanding shares.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest in us without obtaining approval of any shareholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Change of Management Provision

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner, the Sponsors and their permitted transferees or their respective affiliates acquires beneficial ownership of 20% or more of any class of our shares, that person or group loses voting rights on all of its shares. This loss of voting rights does not apply to (i) any person or group that acquires the shares directly from us, our general partner, any of the Sponsors, any Qualifying Interest Holder (as defined in our partnership agreement) or their respective affiliates, (ii) any transferees that acquired the shares from a person or group described in clause (i), or (iii) any person or group that acquires 20% of any class of shares with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time more than 80% of our outstanding common shares (including common shares issued in connection with the redemption of Series B Units) are owned by our general partner, the Sponsors (or their permitted transferees) or their respective affiliates, our general partner will have the right (which it may assign to us or any other designee), but not the obligation, to acquire all, but not less than all, of the remaining common shares held by public shareholders at a price equal to the greater of (x) the current market price of such shares as of the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner, the Sponsors for such shares during the 90 day period preceding the date such notice is first mailed.

Upon completion of this offering and the Reorganization, but without giving effect to the liquidation of Antero Investment, Antero Investment will own 80.0% of the common shares.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a shareholder of the exercise of this call right are the same as a sale by that shareholder of his shares in the market. Please read "Summary—The Offering—Material U.S. Federal Income Tax Consequences."

entitled. In addition, Antero Midstream's partnership agreement does not prohibit Antero Midstream's subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Antero Midstream's general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, Antero Midstream issues partnership interests to persons other than Antero Midstream's general partner and its affiliates, to the extent necessary to maintain the percentage interest of Antero Midstream's general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The Antero Midstream unitholders does not have preemptive rights under Antero Midstream's partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Antero Midstream Partnership Agreement

General

Amendments to Antero Midstream partnership agreement may be proposed only by Antero Midstream's general partner. However, Antero Midstream's general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to Antero Midstream or the limited partners, including any duty to act in the best interests of Antero Midstream or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, Antero Midstream's general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Antero Midstream to its general partner or any of its affiliates without the consent of Antero Midstream's general partner, which consent may be given or withheld in its sole discretion.

The provision of Antero Midstream's partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by Antero Midstream's general partner and its affiliates). Immediately following the closing of this offering, Antero Resources will own approximately 59% of Antero Midstream's outstanding limited partner interests, and our Sponsors will own approximately 31.5% of Antero Resources' outstanding common stock.

No Unitholder Approval

Antero Midstream's general partner may generally make amendments to Antero Midstream's partnership agreement without the approval of any limited partner to reflect:

- a change in Antero Midstream's name, the location of Antero Midstream's principal place of business, Antero Midstream's registered agent or Antero Midstream's registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with Antero Midstream's partnership agreement;

Withdrawal or Removal of Antero Midstream's General Partner

Antero Midstream's general partner may withdraw as general partner in compliance with Antero Midstream's partnership agreement after giving 90 days' written notice to Antero Midstream's unitholders.

Upon withdrawal of Antero Midstream's general partner under any circumstances, other than as a result of a transfer by Antero Midstream's general partner of all or a part of its general partner interest in Antero Midstream, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Antero Midstream will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue Antero Midstream's business and to appoint a successor general partner. Please read "—Dissolution."

Antero Midstream's general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by Antero Midstream's general partner and its affiliates, and Antero Midstream receives an opinion of counsel regarding limited liability and tax matters. Any removal of Antero Midstream's general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class. The ownership of more than 33⅓% of the outstanding units by Antero Midstream's general partner and its affiliates gives them the ability to prevent Antero Midstream's general partner's removal. Immediately following the closing of this offering, Antero Resources will own approximately 59% of Antero Midstream's outstanding limited partner interests.

In the event of the removal of Antero Midstream's general partner or withdrawal of Antero Midstream's general partner where that withdrawal violates Antero Midstream's partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where Antero Midstream's general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, Antero Midstream will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for Antero Midstream's benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, Antero Midstream's general partner may transfer all or any of its general partner interest to another person without the approval of Antero Midstream's unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of Antero Midstream's general

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common shares prevailing from time to time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of 186,170,213 common shares. Of these shares, all of the 37,234,043 common shares to be sold in this offering (or 42,819,149 assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under "—Rule 144."

In addition, subject to certain limitations and exceptions, each Series B Holder may redeem its Series B Units for common shares in us at a ratio calculated in accordance with the IDR LLC Agreement, subject to customary conversion rate adjustments for equity splits, equity dividends and reclassifications. Please read "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of IDR LLC." The common shares we issue upon such redemptions would be "restricted securities" as defined in Rule 144, as described below under "—Rule 144." However, the registration rights agreement we will enter into in connection with the closing of this offering will require us to register the resale of those common shares under the Securities Act. Please read "Certain Relationships and Related Party Transactions—Our Related Party Transactions—Registration Rights Agreement."

Rule 144

The common shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common shares owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer and held for one year to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of the common shares for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common shares for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common shares under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted shares for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common shares without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Issuance of Additional Securities

Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of our shareholders. Any issuance of additional common shares or other equity securities would result in a corresponding decrease in the proportionate

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of common shares indicated below:

Name	Number of Common Shares
Morgan Stanley & Co.	
Barclays Capital Inc.	
J.P. Morgan Securities LLC	
Robert W. Baird & Co. Incorporated	
Citigroup Global Markets Inc.	
Goldman, Sachs & Co.	
Wells Fargo Securities, LLC	
Credit Suisse Securities (USA) LLC	
Scotia Capital (USA) Inc.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Evercore Group L.L.C.	
Raymond James & Associates, Inc.	
D.A. Davidson & Co.	
Janney Montgomery Scott LLC	
Ladenburg Thalmann & Co. Inc.	
MUFG Securities Americas Inc.	
Total:	37,234,043

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $_____ per common share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 5,585,106 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price and underwriting discounts and commissions, and proceeds before expenses to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional common shares.

		Total	
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholder	$	$	$
Proceeds, before expenses, to selling shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $20,000. In addition, the underwriters have agreed to reimburse certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have been approved to list our common shares on the New York Stock Exchange, subject to official notice of issuance, under the trading symbol "AMGP."

The selling shareholder, we and the directors and executive officers of our general partner have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

- offer, pledge, sell, contract to sell, allow the sale of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares (including any common shares received upon redemption of Series B Units) or any securities convertible into or exercisable or exchangeable for common shares;

- file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares (including any common shares received upon redemption of Series B Units) or any securities convertible into or exercisable or exchangeable for common shares; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares (including any common shares received upon redemption of Series B Units).

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

- the sale of common shares to the underwriters;

- the issuance by us of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

- transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of the common shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection



37,234,043 Common Shares

Representing Limited Partner Interests

Prospectus

, 2017

Morgan Stanley

Barclays

J.P. Morgan

Baird

Citigroup

Goldman, Sachs & Co.

Wells Fargo Securities

Credit Suisse

Scotia Howard Weil

Tudor, Pickering, Holt & Co.

Evercore ISI

Raymond James

D.A. Davidson & Co.

Janney Montgomery Scott

Ladenburg Thalmann

MUFG

Until , 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 125,000
FINRA filing fee	161,000
NYSE listing fee	130,000
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	2,000,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	5,000
Miscellaneous	550,000
Total	$3,871,000

———
*   To be filed by amendment

Item 14. Indemnification of our General Partner's Officers and Directors.

The section of the prospectus entitled "Description of Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which we and our general partner will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our partnership agreement purport to exclude indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In connection with the Reorganization and the completion of this offering, Antero Resources Midstream Management LLC will convert into Antero Midstream GP LP, and we expect to issue (i) the non-economic general partner interest in us to AMGP GP LLC for no consideration and (ii) the 100% limited partner interest in us to ARI. Such issuances were exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April [   ], 2017.

ANTERO RESOURCES MIDSTREAM MANAGEMENT LLC

By: /s/ GLEN C. WARREN, JR.
    Name: Glen C. Warren, Jr.
    Title: Director, President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
* Paul M. Rady	Chairman and Chief Executive Officer (principal executive officer)	April [ ], 2017
/s/ GLEN C. WARREN, JR. Glen C. Warren, Jr.	Director, President and Secretary (principal financial officer)	April [ ], 2017
* Michael N. Kennedy	Chief Financial Officer and Senior Vice President—Finance (principal financial officer)	April [ ], 2017
* K. Phil Yoo	Vice President—Accounting, Chief Accounting Officer and Corporate Controller (principal accounting officer)	April [ ], 2017
* Peter R. Kagan	Director	April [ ], 2017
* W. Howard Keenan, Jr.	Director	April [ ], 2017

II-3

Signature	Title	Date
/s/ JAMES R. LEVY James R. Levy	Director	April [ ], 2017

*By: /s/ GLEN C. WARREN, JR.
         Glen C. Warren, Jr.
         Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
1.1▲	—	Form of Underwriting Agreement.
3.1	—	Form of Certificate of Limited Partnership of Antero Midstream GP LP.
3.2▲	—	Limited Partnership Agreement of Antero Midstream GP LP (included as Appendix A in the prospectus included in this Registration Statement).
3.3	—	Form of Certificate of Conversion of Antero Resources Midstream Management LLC from a Delaware Limited Liability Company to a Delaware Limited Partnership.
3.4	—	Certificate of Formation of Antero Resources Midstream Management LLC.
3.5*▲	—	Form of Certificate of Formation of AMGP GP LLC.
3.6*▲	—	Limited Liability Company Agreement of AMGP GP LLC.
3.7	—	Agreement of Limited Partnership of Antero Midstream Partners LP dated as of November 10, 2014 (incorporated by reference to Exhibit 3.1 to Antero Midstream Partners LP's Current Report on Form 8-K filed November 17, 2014).
3.8	—	Amendment No. 1 dated February 23, 2016 to the Agreement of Limited Partnership of Antero Midstream Partners LP (incorporated by reference to Exhibit 3.4 to Antero Midstream Partners LP's Current Report on Form 10-K filed February 24, 2016).
3.9	—	Limited Liability Company Agreement of Antero IDR Holdings LLC dated December 31, 2016.
4.1	—	Indenture, dated as of September 13, 2016, by and among Antero Midstream Partners LP, Antero Midstream Finance Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).
4.2	—	Form of 5.375% Senior Note due 2024 (incorporated by reference to Exhibit 4.2 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).
4.3	—	Registration Rights Agreement, dated as of November 10, 2014, by and among Antero Midstream Partners LP and Antero Resources Corporation (incorporated by reference to Exhibit 10.5 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on November 17, 2014).
4.4	—	Registration Rights Agreement, dated as of September 13, 2016, by and among Antero Midstream Partners LP, Antero Midstream Finance Corporation, the subsidiary guarantors named therein and J.P. Morgan Securities LLC as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.3 to Antero Midstream's Current Report on Form 8-K (Commission File No. 001-36719) filed on September 13, 2016).
4.5	—	Form of Registration Rights Agreement.
5.1*▲	—	Opinion of Latham & Watkins LLP as to the legality of the securities being registered.

Exhibit Number		Description
10.13*	—	Form of Indemnification Agreement.
21.1	—	List of Subsidiaries of Antero Midstream GP LP.
23.1*	—	Consent of KPMG LLP (Antero Resources Midstream Management LLC).
23.2*	—	Consent of KPMG LLP (Antero Midstream Partners LP).
23.3*▲	—	Consent of Latham & Watkins LLP (contained in Exhibit 5.1).
23.4	—	Consent of Wood Mackenzie.
23.5	—	Consent of Director Nominee (Robeson).
23.6*	—	Consent of Director Nominee (Klimley).
24.1	—	Power of Attorney (included on the signature page of the initial filing of the registration statement).

---

*   Filed herewith.

**   To be filed by amendment.

†   Management compensatory plan or arrangement.